UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 2, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the following materials, which appear immediately following this page.

•         Earnings release containing Fourth Quarter 2015 results of UBS; and

•         Fourth Quarter 2015 financial supplement

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2 February 2016

UBS 2015 net profit up 79% to CHF 6.2 billion

Fourth-quarter net profit CHF 949 million; quarterly diluted earnings per share CHF 0.25; full-year diluted earnings per share CHF 1.64

Ordinary dividend CHF 0.60 per share and special dividend CHF 0.25 per share for 2015 to be proposed to shareholders

Full-year adjusted[1] return on tangible equity 13.7%, above FY15 target of around 10%

Strong capital position with fully applied Swiss SRB Basel III CET1 capital ratio 14.5% and fully applied Swiss SRB leverage ratio[2] at 5.3%

UBS strengthens climate change commitment in fourth quarter

Zurich/Basel, 2 February 2016 – UBS Group net profit for 2015 increased 79% year on year to CHF 6.2 billion.3 Adjusted1 Group profit before tax for the year was CHF 5.6 billion (reported CHF 5.5 billion). Despite very challenging market conditions, UBS’s business divisions delivered strong results in 2015, while prudently managing resources and risk.

Wealth Management’s adjusted1 profit before tax increased 13% to CHF 2.8 billion (reported CHF 2.7 billion), its best annual pre-tax profit since 2008. Wealth Management Americas’ adjusted1 profit before tax was USD 874 million (reported USD 754 million), with record operating income and solid net new money of USD 21.4 billion. Personal & Corporate Banking posted its best adjusted1 profit before tax since 2010 with CHF 1.7 billion (reported CHF 1.6 billion) and attracted a record number of new clients. Asset Management’s adjusted1 profit before tax of CHF 610 million (reported CHF 584 million) was up 20% year on year, making progress towards its medium-term profit target. The Investment Bank delivered a strong performance, with an adjusted1 profit before tax of CHF 2.3 billion (reported CHF 1.9 billion), and achieved an adjusted1 return on attributed equity of 31% for the full year.

”Despite a very challenging environment, we had an excellent year, both in terms of shareholder returns and strengthened client relationships. Going forward, we will continue with the disciplined execution of our strategy while investing for profitable and sustainable growth.” Sergio P. Ermotti, Group Chief Executive Officer

In 2015, UBS continued to improve its Swiss SRB leverage ratio and strengthen its fully applied Swiss SRB Basel III CET1 ratio. These achievements, along with the 79% rise in net profit, allow UBS to deliver on its shareholder return commitment and to offer attractive capital returns. UBS’s Board of Directors intends to propose a total dividend of CHF 0.85 to shareholders at the AGM 2016. It consists of an ordinary dividend of CHF 0.60 per share, reflecting profit for the financial year 2015, and a special dividend of CHF 0.25 per share, reflecting a significant net upward revaluation of deferred tax assets in 2015. The total dividend will be paid out of capital contribution reserves and, subject to shareholder approval, will be payable on 17 May 2016 to shareholders of record on 13 May 2016.4

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                         Page 1

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The fourth quarter was characterized by very low levels of client activity and pronounced risk aversion. UBS’s fourth-quarter net profit attributable to shareholders was CHF 949 million. It included a net tax benefit of CHF 715 million, mainly relating to a net upward revaluation of deferred tax assets, and provisions for litigation, regulatory and similar matters totaling CHF 365 million. As previously announced, the quarter also included a charge of CHF 257 million for a debt buyback. Adjusted1 return on tangible equity was 11.4% for the quarter.

Wealth Management delivered adjusted1 profit before tax of CHF 505 million (reported CHF 344 million) amid very low levels of client activity. Net new money outflows amounted to CHF 3.4 billion for the quarter, reflecting significant client deleveraging, cross-border outflows and disciplined balance sheet management. Wealth Management Americas’ operating performance was strong. Reported results, however, were affected by substantial charges for litigation, regulatory and similar matters. Adjusted1 profit before tax was USD 63 million (reported USD 13 million). Net new money was very strong at USD 16.8 billion, with significant inflows from newly recruited advisors, as well as USD 4.9 billion from advisors who have been with the firm for more than one year. Personal & Corporate Banking posted an adjusted1 profit before tax of CHF 396 million (reported CHF 355 million), its best fourth quarter since 2011, despite continued negative interest rates. Asset Management’s adjusted1 profit before tax of CHF 153 million (reported CHF 171 million) increased by 12%. The Investment Bank posted adjusted1 profit before tax of CHF 223 million (reported CHF 80 million), as revenue declines in Equities and Corporate Client Solutions were partly offset by strong year-on-year performance in Foreign Exchange, Rates and Credit.

“The fourth quarter is a good demonstration of our discipline. We were not tempted to take more risks or buy unprofitable net new money to offset seasonal effects and challenging market conditions.”
Sergio P. Ermotti, Group Chief Executive Officer

Full-year business division and Corporate Center highlights

•     Wealth Management delivered adjusted1 profit before tax of CHF 2.8 billion (reported CHF 2.7 billion) the best since 2008; adjusted net new money at CHF 22.8 billion. The business achieved solid mandate growth, with penetration up 200 bps year on year to 26.4% of invested assets.

•     Wealth Management Americas recorded adjusted1 profit before tax of USD 874 million (reported USD 754 million) and record operating income, with industry-leading productivity per advisor for revenue and invested assets. Net new money was USD 21.4 billion.

•     Personal & Corporate Banking posted its best adjusted1 profit before tax since 2010 at CHF 1.7 billion (reported CHF 1.6 billion), and attracted a record number of net new clients, solidifying its position as the number one universal bank in Switzerland.

•     Asset Management delivered adjusted1 profit before tax of CHF 610 million (reported CHF 584 million), up 20% year on year.

•     Investment Bank posted adjusted1 profit before tax of CHF 2.3 billion (reported CHF 1.9 billion) and adjusted1 return on attributed equity of 31.3%, substantially above the target of greater than 15%. Resource utilization continued to be efficient and disciplined.

•     Corporate Center achieved a net cost reduction of CHF 1.1 billion based on the December 2015 annualized exit rate versus full year 2013, and a further substantial reduction in the Non-core and Legacy Portfolio leverage ratio denominator.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 2

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Fourth-quarter business division highlights

•     Wealth Management delivered adjusted1 profit before tax of CHF 505 million (reported CHF 344 million). Net new money outflows were CHF 3.4 billion, with inflows from Asia Pacific and Switzerland being more than offset by outflows in emerging markets and Europe.

•     Wealth Management Americas posted adjusted1 profit before tax of USD 63 million
(reported USD 13 million). Net new money was very strong at USD 16.8 billion.

•     Personal & Corporate Banking delivered adjusted1 profit before tax of CHF 396 million
(reported CHF 355 million), its best fourth-quarter profit before tax since 2011. Net new client assets were positive while net new loans were slightly negative, in line with UBS’s strategy to grow high-quality loans moderately and selectively.

•     Asset Management recorded adjusted1 profit before tax of CHF 153 million up 12%
(reported CHF 171 million). Net new money outflows excluding money markets were CHF 8.9 billion. Outflows were largely from lower-margin passive products, driven by client liquidity needs.

•     Investment Bank posted adjusted1 profit before tax of CHF 223 million (reported CHF 80 million), including the annual UK bank levy of CHF 98 million, as revenue declines in Equities and Corporate Client Solutions were partly offset by strong year-on-year performance in Foreign Exchange, Rates and Credit.

Awards and achievements

UBS was honored with several international industry awards in the fourth quarter, including “Best Global Private Bank” by The Banker/PWM for the third year running as well as “Best Private Bank in Asia” for the fourth year in a row, reflecting UBS's market-leading franchise and position as the world's leading wealth manager. UBS Investment Bank was awarded “2015 Bank of the Year” by the International Financing Review for the first time, underlining the success of its client-centric model. UBS Asset Management beat all major index players to claim top spot for the 2015 “Index Manager of the Year Award” at the Professional Pensions Investment Awards. UBS Switzerland consolidated its position as the country’s premier universal bank winning the 2015 Euromoney prize for “Best Bank in Switzerland” for the fourth year running.

In the fourth quarter, UBS strengthened its commitment to limit the effects of climate change and enable the transition to a low-carbon economy. UBS supports its clients in preparing for success in an increasingly carbon-constrained world. Its climate change strategy is focused on risk management, investments, financing, research and its own operations. Its key commitments include: supporting renewable energy and clean-tech transactions; only supporting transactions by companies operating coal-fired power plants if they have a strategy to reduce dependence on coal, or if they adhere strictly to greenhouse gas emission standards, as recommended by leading international agencies. In addition, UBS does not support certain coal-mining companies and limits its lending and capital raising to the sector. UBS is committed to securing 100% of its electricity from renewable sources by 2020, reducing its own greenhouse gas footprint by 75% compared to 2004 levels.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 3

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Outlook

Many of the underlying macroeconomic challenges and geopolitical risks that have been highlighted in previous reporting remain and are unlikely to be resolved in the foreseeable future. Negative market performance and substantial market volatility since the start of 2016, low interest rates, and the relative strength of the Swiss franc, particularly against the euro, continue to present headwinds. In addition, the proposed changes to the Swiss too big to fail framework will cause substantial ongoing interest costs. Further changes to the international regulatory framework for banks will likely impose additional costs. We will continue to execute the measures we announced to mitigate these effects as we work toward our financial targets. We remain committed to our strategy and its disciplined execution in order to deliver sustainable returns to our shareholders.

1 Refer to the “Group performance” section of this earnings release for more information on adjusted results.

2 From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the “Capital management” section of this earnings release for more information.

3 Refer to the “Basis of presentation” section on page 43 of this earnings release.

4 UBS expects that dividends will be paid out of capital contribution reserves for the foreseeable future. Dividends paid out of capital contribution reserves are not subject to the deduction of Swiss withholding tax. For US federal income tax purposes, we expect that the dividend will be paid out of current or accumulated profits.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                         Page 4

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Fourth quarter results summary

UBS Group key figures
	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	31.12.15	31.12.14

Group results
Operating income	6,775	7,170	6,746	30,605	28,027
Operating expenses	6,541	6,382	6,342	25,116	25,567
Operating profit / (loss) before tax	234	788	404	5,489	2,461
Net profit / (loss) attributable to UBS Group AG shareholders	949	2,068	858	6,203	3,466
Diluted earnings per share (CHF)¹	0.25	0.54	0.23	1.64	0.91

Key performance indicators²
Profitability
Return on tangible equity (%)	8.1	18.3	8.0	13.7	8.2
Return on assets, gross (%)	2.8	3.0	2.6	3.1	2.8
Cost / income ratio (%)	95.7	88.7	93.2	81.8	91.0
Growth
Net profit growth (%)	(54.1)	71.1	12.6	79.0	9.3
Net new money growth for combined wealth management businesses (%)³	2.9	0.8	1.7	2.2	2.5
Resources
Common equity tier 1 capital ratio (fully applied, %)⁴	14.5	14.3	13.4	14.5	13.4
Leverage ratio (phase-in, %)⁵	6.2	5.8	5.4	6.2	5.4

Additional information
Profitability
Return on equity (RoE) (%)	6.9	15.9	6.8	11.8	7.0
Return on risk-weighted assets, gross (%)⁶	12.6	13.3	12.3	14.1	12.4
Resources
Total assets	942,819	979,746	1,062,478	942,819	1,062,478
Equity attributable to UBS Group AG shareholders	55,313	54,077	50,608	55,313	50,608
Common equity tier 1 capital (fully applied)⁴	30,044	30,948	28,941	30,044	28,941
Common equity tier 1 capital (phase-in)⁴	40,378	40,488	42,863	40,378	42,863
Risk-weighted assets (fully applied)⁴	207,530	216,314	216,462	207,530	216,462
Risk-weighted assets (phase-in)⁴	212,302	220,755	220,877	212,302	220,877
Common equity tier 1 capital ratio (phase-in, %)⁴	19.0	18.3	19.4	19.0	19.4
Total capital ratio (fully applied, %)⁴	22.9	22.0	18.9	22.9	18.9
Total capital ratio (phase-in, %)⁴	26.8	25.8	25.5	26.8	25.5
Leverage ratio (fully applied, %)⁵	5.3	5.0	4.1	5.3	4.1
Leverage ratio denominator (fully applied)⁵	897,607	946,476	997,822	897,607	997,822
Leverage ratio denominator (phase-in)⁵	904,014	952,156	1,004,869	904,014	1,004,869
Liquidity coverage ratio (%)⁷	128	127	123	128	123
Other
Invested assets (CHF billion)⁸	2,689	2,577	2,734	2,689	2,734
Personnel (full-time equivalents)	60,099	60,088	60,155	60,099	60,155
Market capitalization¹	75,147	69,324	63,526	75,147	63,526
Total book value per share (CHF)¹	14.75	14.41	13.94	14.75	13.94
Tangible book value per share (CHF)¹	13.00	12.69	12.14	13.00	12.14

1 Refer to the "UBS Shares" section of our fourth quarter 2015 financial supplement which is available in the section "Quarterly reporting" at www.ubs.com/investors for more information.   2 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.   3 Based on adjusted net new money, which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.   4 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    5 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.    6 Based on phase-in Basel III risk-weighted assets.    7 Figures reported for 31 December 2015 and 30 September 2015 represent a 3-month average. The figure reported for 31 December 2014 was calculated on a pro-forma basis and represents a spot number.    8 Includes invested assets for Personal & Corporate Banking.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                         Page 5

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Performance by business division and Corporate Center unit - reported and adjusted¹˒²
	For the quarter ended 31.12.15
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC Services³	CC Group ALM	CC Non-core and Legacy Portfolio	UBS
Operating income as reported	1,869	1,885	915	568	1,721	(54)	(59)	(71)	6,775
of which: own credit on financial liabilities designated at fair value							35		35
of which: gains/(losses) on sale of subsidiaries and businesses	(28)			56					28
of which: net foreign currency translation gain from the disposal of subsidiaries							115		115
of which: net losses related to the buyback of debt in a tender offer							(257)		(257)
Operating income (adjusted)	1,897	1,885	915	512	1,721	(54)	48	(71)	6,854

Operating expenses as reported	1,526	1,871	560	397	1,641	291	(3)	258	6,541
of which: personnel-related restructuring charges	3	0	0	3	12	144	0	1	164
of which: non-personnel-related restructuring charges	14	0	0	8	2	252	0	0	276
of which: restructuring charges allocated from CC Services to business divisions and other CC units	116	50	41	27	129	(377)	0	15	0
Operating expenses (adjusted)	1,393	1,821	519	359	1,498	272	(3)	241	6,100

Operating profit / (loss) before tax as reported	344	14	355	171	80	(345)	(56)	(329)	234
Operating profit / (loss) before tax (adjusted)	505	64	396	153	223	(326)	51	(312)	754

	For the quarter ended 30.9.15
Operating income as reported	1,958	1,871	1,030	502	2,088	(38)	(116)	(126)	7,170
of which: own credit on financial liabilities designated at fair value							32		32
of which: gain related to our investment in the SIX Group	15		66						81
of which: foreign currency translation loss from the disposal of a subsidiary							(27)		(27)
Operating income (adjusted)	1,943	1,871	964	502	2,088	(38)	(121)	(126)	7,084

Operating expenses as reported	1,319	1,612	564	388	1,592	219	(5)	692	6,382
of which: personnel-related restructuring charges	(5)	0	1	1	0	116	0	4	118
of which: non-personnel-related restructuring charges	10	0	0	2	1	167	0	0	181
of which: restructuring charges allocated from CC Services to business divisions and other CC units	69	39	26	20	116	(281)	0	11	0
of which: credit related to a change to retiree benefit plans in the US		(21)							(21)
Operating expenses (adjusted)	1,245	1,594	536	365	1,474	217	(5)	677	6,105

Operating profit / (loss) before tax as reported	639	259	466	114	496	(257)	(111)	(818)	788
Operating profit / (loss) before tax (adjusted)	698	277	428	137	614	(255)	(116)	(803)	979

	For the quarter ended 31.12.14
Operating income as reported	2,004	1,874	913	497	1,919	14	(100)	(376)	6,746
of which: own credit on financial liabilities designated at fair value							70		70
of which: gains on sales of real estate						20			20
Operating income (adjusted)	2,004	1,874	913	497	1,919	(6)	(170)	(376)	6,656

Operating expenses as reported	1,359	1,663	573	412	1,702	263	6	364	6,342
of which: personnel-related restructuring charges	2	0	0	19	(5)	76	0	1	93
of which: non-personnel-related restructuring charges	6	0	0	2	3	104	0	0	115
of which: restructuring charges allocated from CC Services to business divisions and other CC units	40	22	15	18	62	(172)	0	13	0
of which: credit related to changes to a retiree benefit plan in the US	0	(7)	0	0	(1)	0	0	0	(8)
Operating expenses (adjusted)	1,311	1,647	557	373	1,643	255	6	350	6,142

Operating profit / (loss) before tax as reported	646	211	340	85	217	(249)	(106)	(741)	404
Operating profit / (loss) before tax (adjusted)	694	227	356	124	276	(261)	(176)	(727)	514

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                         Page 6

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Performance by business division and Corporate Center unit - reported and adjusted¹˒²
	Year ended 31.12.15
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC Services³	CC Group ALM	CC Non-core and Legacy Portfolio	UBS
Operating income as reported	8,155	7,381	3,877	2,057	8,821	241	277	(203)	30,605
of which: own credit on financial liabilities designated at fair value							553		553
of which: gains on sales of real estate						378			378
of which: gains/(losses) on sale of subsidiaries and businesses	169			56					225
of which: gain related to our investment in the SIX Group	15		66						81
of which: gain from a further partial sale of our investment in Markit					11				11
of which: net foreign currency translation gain from the disposal of subsidiaries							88		88
of which: net losses related to the buyback of debt in a tender offer							(257)		(257)
Operating income (adjusted)	7,971	7,381	3,811	2,001	8,810	(137)	(107)	(203)	29,526

Operating expenses as reported	5,465	6,663	2,231	1,474	6,929	1,059	(5)	1,301	25,116
of which: personnel-related restructuring charges	20	0	2	4	14	406	0	14	460
of which: non-personnel-related restructuring charges	38	0	0	11	7	719	0	0	775
of which: restructuring charges allocated from CC Services to business divisions and other CC units	265	137	99	68	376	(986)	0	43	0
of which: credit related to a change to retiree benefit plans in the US		(21)							(21)
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	5,142	6,547	2,130	1,392	6,522	919	(5)	1,245	23,891

Operating profit / (loss) before tax as reported	2,689	718	1,646	584	1,892	(818)	282	(1,503)	5,489
Operating profit / (loss) before tax (adjusted)	2,828	834	1,681	610	2,288	(1,056)	(102)	(1,447)	5,635

	Year ended 31.12.14
Operating income as reported	7,901	6,998	3,741	1,902	8,308	37	2	(862)	28,027
of which: own credit on financial liabilities designated at fair value							292		292
of which: gains on sales of real estate						44			44
of which: gain from the partial sale of our investment in Markit					43				43
of which: impairment of a financial investment available-for-sale					(48)				(48)
Operating income (adjusted)	7,901	6,998	3,741	1,902	8,313	(7)	(290)	(862)	27,696

Operating expenses as reported	5,574	6,099	2,235	1,435	8,392	688	0	1,144	25,567
of which: personnel-related restructuring charges	18	0	4	19	64	221	0	1	327
of which: non-personnel-related restructuring charges	49	0	0	2	36	263	0	0	350
of which: restructuring charges allocated from CC Services to business divisions and other CC units	119	55	60	30	161	(454)	0	29	0
of which: credit related to changes to retiree benefit plans in the US	0	(9)	0	(8)	(20)	0	0	(3)	(41)
Operating expenses (adjusted)	5,389	6,053	2,171	1,393	8,151	658	0	1,116	24,931

Operating profit / (loss) before tax as reported	2,326	900	1,506	467	(84)	(652)	2	(2,005)	2,461
Operating profit / (loss) before tax (adjusted)	2,511	946	1,570	509	162	(666)	(290)	(1,977)	2,766

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                         Page 7

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Group performance: 4Q15 vs 3Q15

Results

Net profit attributable to UBS Group AG shareholders for the fourth quarter of 2015 was CHF 949 million compared with CHF 2,068 million in the third quarter of 2015. Operating profit before tax was CHF 234 million compared with CHF 788 million, mainly driven by CHF 395 million lower operating income due to decreased net interest and trading income, as well as lower other income, partly offset by higher net fee and commission income. Moreover, operating expenses increased by CHF 159 million, primarily reflecting a charge of CHF 166 million for the annual UK bank levy, CHF 143 million higher restructuring charges, as well as increased occupancy costs and professional fees, partly offset by CHF 227 million lower net charges for provisions for litigation, regulatory and similar matters. We recorded a net tax benefit of CHF 715 million compared with CHF 1,295 million in the prior quarter, both mainly related to the annual reassessment of our deferred tax assets, which resulted in a net upward revaluation, as well as recording part of the net deferred tax benefit associated with the establishment of the US intermediate holding company in the prior quarter, partly offset by current tax expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the fourth quarter of 2015, we excluded net losses of CHF 257 million related to the buyback of debt in a tender offer, a net foreign currency translation gain of CHF 115 million from the disposal of subsidiaries, an own credit gain of CHF 35 million, net gains of CHF 28 million on the sale of subsidiaries and businesses, as well as net restructuring charges of CHF 441 million. For the third quarter of 2015, we excluded a gain of CHF 81 million related to our investment in the SIX Group, an own credit gain of CHF 32 million, a foreign currency translation loss of CHF 27 million from the disposal of a subsidiary, as well as net restructuring charges of CHF 298 million and a credit related to a change to retiree benefit plans in the US of CHF 21 million. On an adjusted basis, operating profit before tax was CHF 754 million in the fourth quarter compared with CHF 979 million in the prior quarter.

As a result of ongoing efforts to optimize our legal entity structure, we anticipate that some foreign currency translation gains and losses previously booked directly into equity through other comprehensive income will be reclassified to the income statement in future periods due to the sale or closure of UBS AG branches and subsidiaries. As a result, we currently expect to record net foreign currency translation losses of around CHF 250 million in the first half of 2016, although some of these losses could be recognized in a later period. These gains and losses will be treated as adjusting items and recorded in Corporate Center – Group Asset and Liability Management (Group ALM). The reclassification of foreign currency translation losses to the income statement will not affect shareholders’ equity or regulatory capital.

Operating income

Total operating income was CHF 6,775 million compared with CHF 7,170 million. On an adjusted basis, total operating income decreased by CHF 230 million to CHF 6,854 million.

Total combined net interest and trading income decreased by CHF 252 million to CHF 2,657 million. Own credit on financial liabilities designated at fair value was a gain of CHF 35 million compared with CHF 32 million. In the fourth quarter of 2015, we made further enhancements to our valuation methodology for the own credit component of fair value of financial liabilities designated at fair value. This change in accounting estimate resulted in a gain of CHF 260 million, which was largely offset by losses recognized due to a tightening of credit spreads in the fourth quarter. Excluding own credit, adjusted net interest and trading income was CHF 255 million lower, primarily due to decreases in the Investment Bank.

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Net fee and commission income was CHF 4,218 million compared with CHF 4,111 million, mainly reflecting CHF 98 million higher M&A and corporate finance fees.

Other income was negative CHF 41 million compared with positive CHF 179 million. On an adjusted basis, other income decreased by CHF 52 million, mainly due to lower gains from the disposal of financial investments classified as available-for-sale.

Net credit loss expense was CHF 59 million compared with CHF 28 million, driven by an increase in the Investment Bank, mainly related to the energy sector. Refer to the “Risk management and control” section of this earnings release for more information.

We will adopt the IFRS 9 own credit presentation requirements in the first quarter of 2016. Under IFRS 9, changes in the fair value of financial liabilities designated at fair value through profit and loss related to own credit will be recognized in Other comprehensive income (OCI) and will not be reclassified to the Income statement. We will adopt the other requirements of IFRS 9 as of the mandatory effective date of 1 January 2018.

Operating expenses

Total operating expenses increased by CHF 159 million to CHF 6,541 million. Personnel-related restructuring charges increased by CHF 46 million to CHF 164 million, and non-personnel-related restructuring charges increased by CHF 95 million to CHF 276 million, largely related to our transitioning activities to nearshore and offshore locations. Excluding restructuring charges, adjusted total operating expenses were broadly unchanged at CHF 6,100 million.

Personnel expenses increased by CHF 2 million to CHF 3,843 million, but decreased by CHF 65 million on an adjusted basis. Adjusted salaries and variable compensation decreased by CHF 153 million, mainly reflecting lower expenses for variable compensation, partly offset by an expense for untaken vacation accruals compared with a release of accruals in the prior quarter. Financial advisor compensation in Wealth Management Americas increased by CHF 31 million to CHF 917 million, primarily due to unfavorable foreign currency translation effects. Adjusted other personnel expenses increased by CHF 53 million to CHF 670 million, mainly due to higher social security charges, as well as increased costs for training and contractors.

General and administrative expenses increased by CHF 128 million to CHF 2,413 million. On an adjusted basis, excluding restructuring charges of CHF 276 million compared with CHF 178 million, general and administrative expenses increased by CHF 30 million. The fourth quarter included a charge of CHF 166 million for the annual UK bank levy, as well as CHF 45 million higher occupancy costs and CHF 40 million higher professional fees. These increases were largely offset as net charges for provisions for litigation, regulatory and similar matters decreased by CHF 227 million to CHF 365 million. At this point in time, we believe that the industry continues to operate in an environment in which charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. Refer to the “Provisions and litigation, regulatory and similar matters” section of our fourth quarter 2015 financial supplement, which is available in the section “Quarterly reporting” at www.ubs.com/investors,  for more information.

Depreciation and impairment of property, equipment and software was CHF 260 million compared with CHF 230 million, largely driven by higher depreciation expenses related to internally generated capitalized software.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 9

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Cost/income ratio

The cost/income ratio was 95.7% compared with 88.7%. On an adjusted basis, the cost/income ratio was 88.2% compared with 85.8% and was above our short- to medium-term expectation of 65% to 75%.

Tax

We recognized a net income tax benefit of CHF 715 million in the fourth quarter of 2015, compared with a net tax benefit of CHF 1,295 million in the third quarter. The fourth quarter net tax benefit included 25% of the upward revaluation of our deferred assets that resulted from the prior quarter’s annual deferred tax asset reassessment, as well as 25% of the deferred tax effects associated with the establishment of the US intermediate holding company in the prior quarter, both adjusted as the Group’s business planning process was completed in the fourth quarter. These deferred tax movements were partly offset by other net tax expenses of CHF 79 million, mainly related to branches and subsidiaries that incur current tax expenses, and decreases in provisions for uncertain tax positions.

The third-quarter net tax benefit included recognition of additional net deferred tax assets of CHF 1,513 million resulting from the aforementioned assessments, and taking into account 75% of the full-year effects. These deferred tax movements were partly offset by net tax expenses of CHF 218 million, mainly related to branches and subsidiaries that incur current tax expenses.

For 2016, we currently forecast a full-year tax rate in the range of 22% to 25%, excluding the effects on the tax rate from the reassessment of deferred tax assets that accompanies the Group’s annual business planning process, which is generally undertaken in the second half of the year.

Total comprehensive income attributable to UBS Group AG shareholders

Total comprehensive income attributable to UBS Group AG shareholders was CHF 1,126 million compared with CHF 3,360 million. Net profit attributable to UBS Group AG shareholders was CHF 949 million compared with CHF 2,068 million. OCI attributable to UBS Group AG shareholders was CHF 177 million compared with CHF 1,291 million.

In the fourth quarter of 2015, OCI related to foreign currency translation was CHF 452 million, primarily related to the continued strengthening of the US dollar against the Swiss franc, partly offset by the reclassification to the income statement of gains of CHF 115 million. OCI related to foreign currency translation in the prior quarter was CHF 844 million.

OCI related to cash flow hedges was negative CHF 419 million compared with positive CHF 427 million, primarily due to increases in long-term interest rates in the US dollar and other major currencies.

OCI associated with financial investments classified as available-for-sale was negative CHF 59 million compared with positive CHF 61 million, and mainly related to CHF 215 million in unrealized net pre-tax losses on debt instruments following increases in relevant long-term interest rates, partly offset by CHF 129 million in unrealized net pre-tax gains on equity investments. We currently expect to recognize in the income statement gains of approximately CHF 100 million, deferred in OCI, during the first half of 2016, as transactions involving certain equity investments classified as available-for-sale are closed. These expected gains will be recorded in Personal & Corporate Banking and Wealth Management and, consistent with past practice, treated as adjusting items. The reclassification of gains from OCI to the income statement will not affect shareholders’ equity, but will increase CET1 capital.

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OCI from defined benefit plans was CHF 202 million compared with negative CHF 41 million. We recorded net pre-tax OCI gains of CHF 182 million on our non-Swiss pension plans, primarily reflecting net reductions in defined benefit obligations, driven by lower than expected inflation. Net pre-tax OCI related to the Swiss pension plan was a gain of CHF 21 million.

Net profit attributable to non-controlling interests

Net profit attributable to non-controlling interests was CHF 1 million compared with CHF 14 million. We currently expect to attribute net profit to non-controlling interests related to preferred notes issued by UBS AG of approximately CHF 80 million in 2016, all in the second quarter, approximately CHF 70 million in 2017 and less than CHF 10 million per year from 2018.

Sensitivity to interest rate movements

As of 31 December 2015, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.8 billion in Wealth Management, Wealth Management Americas and Personal & Corporate Banking. Of this increase, approximately CHF 0.5 billion would result from changes in US dollar interest rates. Including the estimated impact related to pension fund assets and liabilities, the immediate effect of such a shift on shareholders’ equity would be an estimated decrease of at least approximately CHF 2.4 billion recognized in other comprehensive income (OCI), of which approximately CHF 1.9 billion would result from changes in US dollar interest rates. Since the majority of this negative OCI impact on shareholders’ equity is related to cash flow hedges, and these are not recognized for the purposes of calculating regulatory capital, the immediate impact on regulatory capital would not be significant. The above estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and available-for-sale portfolios. The estimates further assume a static balance sheet and constant foreign exchange rates.

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Business division and Corporate Center performance

Wealth Management

Wealth Management¹
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Net interest income	598	600	583	0	3	2,326	2,165
Recurring net fee income	935	960	986	(3)	(5)	3,820	3,783
Transaction-based income	364	366	436	(1)	(17)	1,778	1,928
Other income	(28)	32	4			231	25
Income	1,869	1,959	2,008	(5)	(7)	8,155	7,902
Credit loss (expense) / recovery	0	0	(4)		(100)	0	(1)
Total operating income	1,869	1,958	2,004	(5)	(7)	8,155	7,901
Personnel expenses	609	607	607	0	0	2,532	2,467
General and administrative expenses	263	129	153	104	72	637	918
Services (to) / from other business divisions and Corporate Center	652	582	597	12	9	2,289	2,180
of which: services from CC – Services	627	555	584	13	7	2,209	2,122
Depreciation and impairment of property, equipment and software	1	1	1	0	0	5	4
Amortization and impairment of intangible assets	1	1	1	0	0	3	5
Total operating expenses	1,526	1,319	1,359	16	12	5,465	5,574
Business division operating profit / (loss) before tax	344	639	646	(46)	(47)	2,689	2,326

Key performance indicators²
Pre-tax profit growth (%)	(46.2)	(15.5)	(8.6)			15.6	3.5
Cost / income ratio (%)	81.6	67.3	67.7			67.0	70.5
Net new money growth (%)³	(1.5)	1.5	1.2			2.3	3.9
Gross margin on invested assets (bps)	80	84	82	(5)	(2)	86	85
Net margin on invested assets (bps)	15	27	26	(44)	(42)	28	25

Additional information
Recurring income⁴	1,533	1,560	1,569	(2)	(2)	6,146	5,949
Recurring income as a percentage of income (%)	82.0	79.6	78.1			75.4	75.3
Average attributed equity (CHF billion)⁵	3.4	3.5	3.5	(3)	(3)	3.5	3.4
Return on attributed equity (%)	40.5	73.0	73.8			77.4	67.9
Risk-weighted assets (fully applied, CHF billion)⁶	25.3	26.1	25.4	(3)	0	25.3	25.4
Risk-weighted assets (phase-in, CHF billion)⁶	25.3	26.1	25.8	(3)	(2)	25.3	25.8
Return on risk-weighted assets, gross (%)⁷	29.1	30.2	31.3			31.5	33.8
Leverage ratio denominator (fully applied, CHF billion)⁸	119.0	130.5	138.3	(9)	(14)	119.0	138.3
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.4	0	(7)	1.3	1.4
Net new money (CHF billion)	(3.4)	0.2	3.0			12.9	34.4
Net new money adjusted (CHF billion)⁹	(3.4)	3.5	3.0			22.8	34.4
Invested assets (CHF billion)	947	919	987	3	(4)	947	987
Client assets (CHF billion)	1,122	1,084	1,160	4	(3)	1,122	1,160
Loans, gross (CHF billion)	105.2	109.0	112.7	(3)	(7)	105.2	112.7
Due to customers (CHF billion)	172.3	176.8	191.3	(3)	(10)	172.3	191.3
Personnel (full-time equivalents)	10,239	10,185	10,337	1	(1)	10,239	10,337
Client advisors (full-time equivalents)	4,019	3,995	4,250	1	(5)	4,019	4,250

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    3 Based on adjusted net new money.    4 Recurring income consists of net interest income and recurring net fee income.    5 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    7 Based on phase-in Basel III risk-weighted assets.    8 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.    9 Adjusted net new money excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 12

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Regional breakdown of key figures¹˒²
As of or for the quarter ended 31.12.15	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth	of which: Global Family Office³
Net new money (CHF billion)	(2.0)	1.8	0.2	(3.5)	2.2	0.8
Net new money growth (%)	(2.4)	2.8	0.5	(9.0)	1.8	4.4
Invested assets (CHF billion)	343	272	174	156	505	76
Gross margin on invested assets (bps)	74	69	92	96	52	49⁴
Client advisors (full-time equivalents)	1,367	1,092	771	705	728⁵

1 Refer to the "Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    2 Based on the Wealth Management business area structure, and excluding minor functions with 84 client advisors, CHF 2 billion of invested assets, and CHF 0.1 billion of net new money inflows in the fourth quarter 2015.    3 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4 Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 26 basis points.    5 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Results: 4Q15 vs 3Q15

Profit before tax was CHF 344 million in the fourth quarter of 2015, a decrease of CHF 295 million compared with the prior quarter. Adjusted profit before tax decreased by CHF 193 million to CHF 505 million, mainly reflecting CHF 148 million higher adjusted operating expenses, partly as the fourth quarter included CHF 78 million higher net charges for provisions for litigation, regulatory and similar matters. Adjusted operating income decreased by CHF 46 million, mainly due to reduced client activity and the ongoing effects of cross-border outflows, partly offset by a fee of CHF 45 million received from Personal & Corporate Banking for the shift of certain clients from Wealth Management to Personal & Corporate Banking as a result of a detailed client segmentation review. Net new money outflows were CHF 3.4 billion.

Operating income

Total operating income decreased by CHF 89 million to CHF 1,869 million. Excluding losses on the sale of subsidiaries and businesses of CHF 28 million in the fourth quarter and a CHF 15 million gain related to our investment in the SIX Group in the third quarter, adjusted operating income decreased by CHF 46 million to CHF 1,897 million. Net interest income decreased by CHF 2 million to CHF 598 million, mainly due to lower lending revenues, largely offset by higher deposit revenues. Recurring net fee income decreased by CHF 25 million to CHF 935 million, mainly reflecting lower income due to the ongoing effects of cross-border outflows. Transaction-based income decreased by CHF 2 million to CHF 364 million, mainly due to reduced client activity, primarily in Asia Pacific and emerging markets. This was largely offset by the aforementioned fee of CHF 45 million received from Personal & Corporate Banking.

Operating expenses

Total operating expenses increased by CHF 207 million to CHF 1,526 million. Excluding restructuring charges of CHF 133 million compared with CHF 74 million, adjusted operating expenses increased by CHF 148 million to CHF 1,393 million. Personnel expenses increased by CHF 2 million to CHF 609 million. Excluding net restructuring charges of CHF 3 million compared with a net credit of CHF 5 million, adjusted personnel expenses decreased by CHF 6 million to CHF 606 million, mainly due to lower expenses for variable compensation, partly offset by an expense for untaken vacation accruals compared with a release of accruals in the prior quarter. General and administrative expenses increased by CHF 134 million to CHF 263 million. Excluding restructuring charges of CHF 14 million compared with CHF 10 million, adjusted general and administrative expenses increased by CHF 130 million to CHF 249 million, mainly as net charges for provisions for litigation, regulatory and similar matters increased by CHF 78 million to CHF 79 million. In addition, the fourth quarter included a charge of CHF 13 million for the annual UK bank levy as well as charges of CHF 10 million related to the European Union's Single Resolution Fund. Net charges for services from other business divisions and Corporate Center increased by CHF 70 million to CHF 652 million. Excluding

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 13

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restructuring charges of CHF 116 million compared with CHF 69 million, adjusted net charges increased by CHF 23 million to CHF 536 million, mainly due to higher charges from Group Technology.

Cost/income ratio

The cost/income ratio was 81.6% compared with 67.3%. On an adjusted basis, the cost/income ratio was 73.4% compared with 64.0%, above our target range of 55% to 65%.

Net new money

Net new money outflows were CHF 3.4 billion, which resulted in a negative annualized net new money growth rate of 1.5% compared with a positive growth rate of 1.5% on an adjusted basis in the prior quarter, both below our target range of 3% to 5%. Net new money in the fourth quarter was driven by outflows in emerging markets and Europe, partly offset by inflows in Asia Pacific and Switzerland. On a global basis, net new money from ultra high net worth clients was CHF 2.2 billion compared with CHF 4.0 billion on an adjusted basis in the prior quarter. Net new money was negatively impacted by continued client deleveraging, cross-border outflows and from balance sheet management, as well as by seasonal effects.

Invested assets

Invested assets increased by CHF 28 billion to CHF 947 billion as of 31 December 2015, due to positive market performance of CHF 21 billion and positive currency translation effects of CHF 14 billion. This was partly offset by net new money outflows of CHF 3 billion, a CHF 2 billion reduction related to our exit from the Australian domestic business that did not affect net new money, as well as a CHF 1 billion reduction related to the aforementioned shift of certain clients from Wealth Management to Personal & Corporate Banking. We currently expect a further reduction in invested assets of approximately CHF 12 billion in the first half of 2016 related to our exit from the Australian domestic business. Mandate penetration decreased to 26.4% of invested assets as of 31 December 2015 compared with 27% in the prior quarter, but increased 200 basis points year on year.

Margins on invested assets

The net margin on invested assets decreased 12 basis points to 15 basis points. On an adjusted basis, the net margin on invested assets decreased 8 basis points to 22 basis points. The gross margin on invested assets decreased 4 basis points to 80 basis points, and decreased 2 basis points to 81 basis points on an adjusted basis.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 14

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Wealth Management Americas

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from		Year ended
USD million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Net interest income	326	311	280	5	16	1,215	1,067
Recurring net fee income	1,160	1,231	1,187	(6)	(2)	4,795	4,666
Transaction-based income	376	381	448	(1)	(16)	1,614	1,825
Other income	12	11	9	9	33	32	33
Income	1,874	1,935	1,924	(3)	(3)	7,657	7,590
Credit loss (expense) / recovery	0	(3)	0	(100)		(4)	16
Total operating income	1,874	1,931	1,924	(3)	(3)	7,653	7,606
Personnel expenses	1,185	1,178	1,212	1	(2)	4,746	4,741
Financial advisor compensation²	713	726	757	(2)	(6)	2,921	2,944
Compensation commitments with recruited financial advisors³	198	189	187	5	6	761	733
Salaries and other personnel costs	274	263	268	4	2	1,064	1,063
General and administrative expenses	348	158	153	120	127	845	597
Services (to) / from other business divisions and Corporate Center	313	313	328	0	(5)	1,252	1,234
of which: services from CC – Services	309	308	324	0	(5)	1,236	1,217
Depreciation and impairment of property, equipment and software	0	1	0	(100)		3	0
Amortization and impairment of intangible assets	13	13	13	0	0	53	52
Total operating expenses	1,860	1,663	1,707	12	9	6,899	6,625
Business division operating profit / (loss) before tax	13	268	217	(95)	(94)	754	981

Key performance indicators⁴
Pre-tax profit growth (%)	(95.1)	30.7	(14.6)			(23.1)	5.8
Cost / income ratio (%)	99.3	85.9	88.7			90.1	87.3
Net new money growth (%)	6.8	0.2	2.2			2.1	1.0
Gross margin on invested assets (bps)	74	76	75	(3)	(1)	74	76
Net margin on invested assets (bps)	1	11	8	(91)	(88)	7	10

Additional information
Recurring income⁵	1,486	1,542	1,467	(4)	1	6,010	5,733
Recurring income as a percentage of income (%)	79.3	79.7	76.2			78.5	75.5
Average attributed equity (USD billion)⁶	2.5	2.7	2.8	(7)	(11)	2.6	2.9
Return on attributed equity (%)	2.1	39.7	31.0			29.3	33.8
Risk-weighted assets (fully applied, USD billion)⁷	21.9	22.9	21.8	(4)	0	21.9	21.8
Risk-weighted assets (phase-in, USD billion)⁷	21.9	22.9	22.0	(4)	0	21.9	22.0
Return on risk-weighted assets, gross (%)⁸	33.5	33.7	34.1			33.9	29.2
Leverage ratio denominator (fully applied, USD billion) ⁹	62.8	61.1	63.7	3	(1)	62.8	63.7
Goodwill and intangible assets (USD billion)	3.7	3.7	3.8	0	(3)	3.7	3.8
Net new money (USD billion)	16.8	0.5	5.5			21.4	10.0
Net new money including interest and dividend income (USD billion)¹⁰	26.2	6.2	15.9			47.8	37.2
Invested assets (USD billion)	1,033	992	1,032	4	0	1,033	1,032
Client assets (USD billion)	1,084	1,042	1,087	4	0	1,084	1,087
Loans, gross (USD billion)	48.7	47.5	44.6	3	9	48.7	44.6
Due to customers (USD billion)	83.1	75.7	73.5	10	13	83.1	73.5
Recruitment loans to financial advisors	3,179	2,890	2,925	10	9	3,179	2,925
Other loans to financial advisors	418	439	374	(5)	12	418	374
Personnel (full-time equivalents)	13,611	13,329	13,322	2	2	13,611	13,322
Financial advisors (full-time equivalents)	7,140	6,989	6,997	2	2	7,140	6,997

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.   3 Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    5 Recurring income consists of net interest income and recurring net fee income.    6 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    8 Based on phase-in Basel III risk-weighted assets.    9 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.  10 Presented in line with historical reporting practice in the US market.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 15

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Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Net interest income	328	301	273	9	20	1,174	983
Recurring net fee income	1,167	1,193	1,156	(2)	1	4,623	4,294
Transaction-based income	379	369	437	3	(13)	1,555	1,678
Other income	12	11	9	9	33	31	30
Income	1,885	1,875	1,874	1	1	7,384	6,984
Credit loss (expense) / recovery	0	(3)	0	(100)		(4)	15
Total operating income	1,885	1,871	1,874	1	1	7,381	6,998
Personnel expenses	1,192	1,142	1,181	4	1	4,579	4,363
Financial advisor compensation²	718	703	738	2	(3)	2,817	2,710
Compensation commitments with recruited financial advisors³	199	183	182	9	9	735	675
Salaries and other personnel costs	275	255	261	8	5	1,027	979
General and administrative expenses	350	153	149	129	135	822	550
Services (to) / from other business divisions and Corporate Center	316	304	320	4	(1)	1,209	1,137
of which: services from CC – Services	311	299	316	4	(2)	1,193	1,121
Depreciation and impairment of property, equipment and software	0	1	0	(100)		3	0
Amortization and impairment of intangible assets	13	13	13	0	0	51	48
Total operating expenses	1,871	1,612	1,663	16	13	6,663	6,099
Business division operating profit / (loss) before tax	14	259	211	(95)	(93)	718	900

Key performance indicators⁴
Pre-tax profit growth (%)	(94.6)	35.6	(10.6)			(20.2)	4.9
Cost / income ratio (%)	99.3	86.0	88.7			90.2	87.3
Net new money growth (%)	7.0	0.2	2.2			2.1	1.1
Gross margin on invested assets (bps)	75	77	75	(3)	0	74	76
Net margin on invested assets (bps)	1	11	8	(91)	(88)	7	10

Additional information
Recurring income⁵	1,495	1,495	1,429	0	5	5,798	5,276
Recurring income as a percentage of income (%)	79.3	79.7	76.3			78.5	75.5
Average attributed equity (CHF billion)⁶	2.5	2.6	2.7	(4)	(7)	2.5	2.7
Return on attributed equity (%)	2.2	39.8	31.3			29.0	33.6
Risk-weighted assets (fully applied, CHF billion)⁷	21.9	22.3	21.7	(2)	1	21.9	21.7
Risk-weighted assets (phase-in, CHF billion)⁷	21.9	22.3	21.9	(2)	0	21.9	21.9
Return on risk-weighted assets, gross (%)⁸	34.1	34.2	34.1			33.7	29.4
Leverage ratio denominator (fully applied, CHF billion)⁹	62.9	59.5	63.3	6	(1)	62.9	63.3
Goodwill and intangible assets (CHF billion)	3.7	3.6	3.7	3	0	3.7	3.7
Net new money (CHF billion)	16.9	0.5	5.3			21.3	9.6
Net new money including interest and dividend income (CHF billion)¹⁰	26.3	6.0	15.6			46.9	35.0
Invested assets (CHF billion)	1,035	967	1,027	7	1	1,035	1,027
Client assets (CHF billion)	1,085	1,016	1,081	7	0	1,085	1,081
Loans, gross (CHF billion)	48.8	46.3	44.4	5	10	48.8	44.4
Due to customers (CHF billion)	83.2	73.8	73.1	13	14	83.2	73.1
Recruitment loans to financial advisors	3,184	2,817	2,909	13	9	3,184	2,909
Other loans to financial advisors	418	428	372	(2)	12	418	372
Personnel (full-time equivalents)	13,611	13,329	13,322	2	2	13,611	13,322
Financial advisors (full-time equivalents)	7,140	6,989	6,997	2	2	7,140	6,997

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3 Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    5 Recurring income consists of net interest income and recurring net fee income.    6 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    8 Based on phase-in Basel III risk-weighted assets.    9 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.   10 Presented in line with historical reporting practice in the US market.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 16

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Results: 4Q15 vs 3Q15

Profit before tax was USD 13 million in the fourth quarter of 2015 compared with USD 268 million in the third quarter, mainly reflecting USD 180 million higher net charges for provisions for litigation, regulatory and similar matters. Adjusted profit before tax decreased to USD 63 million from USD 287 million. Net new money inflows were USD 16.8 billion and mainly reflected significant inflows from recruited financial advisors.

Operating income

Total operating income decreased by USD 57 million to USD 1,874 million, primarily reflecting lower recurring net fee income. Net interest income increased by USD 15 million to USD 326 million, mainly due to higher interest rates and continued growth in loan and deposit balances. The average securities-backed lending portfolio balance increased 2% and the average mortgage portfolio balance decreased 1%. Recurring net fee income decreased by USD 71 million to USD 1,160 million, mainly due to lower managed account fees, which were calculated on decreased invested asset levels at the end of the prior quarter. Transaction-based income decreased by USD 5 million to USD 376 million.

Operating expenses

Total operating expenses increased by USD 197 million to USD 1,860 million. Excluding restructuring charges of USD 50 million compared with USD 40 million and a credit of USD 21 million related to a change to retiree benefit plans in the US in the third quarter, adjusted operating expenses increased by USD 166 million to USD 1,810 million, primarily as net charges for provisions for litigation, regulatory and similar matters increased by USD 180 million to USD 233 million. Personnel expenses increased by USD 7 million to USD 1,185 million. Excluding a credit of USD 20 million related to a change to retiree benefit plans in the third quarter, adjusted personnel expenses decreased by USD 13 million to USD 1,185 million. This decline was mainly due to lower financial advisor compensation, primarily reflecting lower compensable revenues, and lower performance-based and variable compensation expenses. General and administrative expenses increased by USD 190 million to USD 348 million, mainly due to the aforementioned increase in net charges for provisions for litigation, regulatory and similar matters and higher legal fees. Excluding restructuring charges of USD 50 million compared with USD 40 million, and a credit of USD 2 million related to a change to retiree benefit plans in the third quarter, adjusted net charges for services from other business divisions and Corporate Center declined by USD 12 million, reflecting lower charges from Corporate Center – Services.

Cost/income ratio

The cost/income ratio was 99.3% compared with 85.9%. On an adjusted basis, the cost/income ratio was 96.6% compared with 85.0% and was above our target range of 75% to 85%.

Net new money

Net new money was very strong at USD 16.8 billion, with significant inflows from newly recruited advisors, as well as USD 4.9 billion from advisors who have been with the firm for more than one year. Annualized net new money growth was 6.8% compared with 0.2%, above our target range of 2% to 4%. In the fourth quarter, financial advisor headcount increased by 151 to 7,140, driven by the hiring of experienced financial advisors. Including interest and dividend income, net new money was USD 26.2 billion compared with USD 6.2 billion in the prior quarter and included seasonally higher dividend payments.

Invested assets

Invested assets increased by USD 41 billion to USD 1,033 billion, reflecting positive market performance of USD 24 billion as well as net new money inflows of USD 17 billion. Managed account assets increased by USD 10 billion to USD 351 billion and comprised 34% of total invested assets as of 31 December 2015, unchanged from 30 September 2015.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 17

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Margins on invested assets

The net margin on invested assets was 1 basis point compared with 11 basis points and the adjusted net margin on invested assets decreased 9 basis points to 2 basis points. The gross margin on invested assets decreased 2 basis points to 74 basis points.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 18

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Personal & Corporate Banking

Personal & Corporate Banking¹
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Net interest income	576	566	557	2	3	2,270	2,184
Recurring net fee income	139	136	133	2	5	544	556
Transaction-based income	196	238	273	(18)	(28)	959	1,022
Other income	15	90	16	(83)	(6)	140	75
Income	926	1,031	979	(10)	(5)	3,913	3,836
Credit loss (expense) / recovery	(11)	0	(66)		(83)	(37)	(95)
Total operating income	915	1,030	913	(11)	0	3,877	3,741
Personnel expenses	211	214	190	(1)	11	873	850
General and administrative expenses	71	76	86	(7)	(17)	264	293
Services (to) / from other business divisions and Corporate Center	275	269	292	2	(6)	1,077	1,074
of which: services from CC – Services	298	298	325	0	(8)	1,180	1,196
Depreciation and impairment of property, equipment and software	3	5	5	(40)	(40)	17	17
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	560	564	573	(1)	(2)	2,231	2,235
Business division operating profit / (loss) before tax	355	466	340	(24)	4	1,646	1,506

Key performance indicators²
Pre-tax profit growth (%)	(23.8)	17.4	(20.2)			9.3	3.3
Cost / income ratio (%)	60.5	54.7	58.5			57.0	58.3
Net interest margin (bps)	170	167	162	2	5	167	159
Net new business volume growth for personal banking (%)	0.6	2.5	0.6			2.4	2.3

Additional information
Average attributed equity (CHF billion)³	3.9	3.9	4.0	0	(3)	3.9	4.1
Return on attributed equity (%)	36.4	47.8	34.0			41.9	36.7
Risk-weighted assets (fully applied, CHF billion)⁴	34.6	34.9	33.1	(1)	5	34.6	33.1
Risk-weighted assets (phase-in, CHF billion)⁴	34.6	34.9	34.4	(1)	1	34.6	34.4
Return on risk-weighted assets, gross (%)⁵	10.7	11.9	11.1			11.2	11.3
Leverage ratio denominator (fully applied, CHF billion)⁶	153.8	162.5	165.9	(5)	(7)	153.8	165.9
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for personal banking (CHF billion)	148	144	143	3	3	148	143
Net new business volume for personal banking (CHF billion)	0.2	0.9	0.2			3.4	3.2
Client assets (CHF billion)	444	437	434	2	2	444	434
Due to customers (CHF billion)	132.4	131.9	137.3	0	(4)	132.4	137.3
Loans, gross (CHF billion)	135.6	135.1	137.4	0	(1)	135.6	137.4
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	93.9	93.6	93.1			93.9	93.1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)	0.6	0.7	0.8			0.6	0.8
Personnel (full-time equivalents)	5,058	5,123	5,206	(1)	(3)	5,058	5,206

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    3 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    4 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    5 Based on phase-in Basel III risk-weighted assets.    6 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 19

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Results: 4Q15 vs 3Q15

Profit before tax was CHF 355 million in the fourth quarter of 2015 compared with CHF 466 million in the third quarter, which included a gain of CHF 66 million related to our investment in the SIX Group. Adjusted profit before tax decreased by CHF 32 million to CHF 396 million, mainly driven by a fee of CHF 45 million paid to Wealth Management in the fourth quarter for the shift of certain clients from Wealth Management to Personal & Corporate Banking as a result of a detailed client segmentation review. The annualized net new business volume growth rate for our personal banking business was 0.6% compared with 2.5% in the prior quarter.

Operating income

Total operating income decreased by CHF 115 million to CHF 915 million. Excluding a gain of CHF 66 million related to our investment in the SIX Group in the third quarter, adjusted operating income decreased by CHF 49 million, mainly driven by the aforementioned CHF 45 million fee paid to Wealth Management. Net interest income increased by CHF 10 million to CHF 576 million, reflecting higher allocated income from Corporate Center – Group Asset and Liability Management (Group ALM). Transaction-based income decreased by CHF 42 million to CHF 196 million, primarily due to the aforementioned fee paid to Wealth Management, partly offset by higher allocated revenues from Group ALM. Net credit loss expense was
CHF 11 million compared with negligible expense in the prior quarter, predominantly due to higher expenses for newly impaired positions.

Operating expenses

Total operating expenses decreased by CHF 4 million to CHF 560 million. Excluding restructuring charges of CHF 41 million compared with CHF 28 million, adjusted operating expenses decreased by CHF 17 million to CHF 519 million, reflecting decreases across all expense lines. Personnel expenses decreased by CHF 3 million to CHF 211 million, mainly reflecting lower expenses for variable compensation, partly offset by an expense for untaken vacation accruals compared with a release of accruals in the prior quarter. General and administrative expenses decreased by CHF 5 million to CHF 71 million, primarily due to charitable donations in the prior quarter. Adjusted net charges for services from other business divisions and Corporate Center, excluding restructuring charges of CHF 41 million compared with CHF 26 million, decreased by CHF 9 million to CHF 234 million.

Cost/income ratio

The cost/income ratio was 60.5% compared with 54.7%. On an adjusted basis, the cost/income ratio was 56.0% compared with 55.5% and remained within our target range of 50% to 60%.

Net interest margin

The net interest margin increased 3 basis points to 170 basis points and remained within our target range of 140 to 180 basis points.

Net new business volume growth for personal banking

The annualized net new business volume growth rate for our personal banking business was 0.6% compared with 2.5% following the typical seasonal pattern, and was below our target range of 1% to 4%. Net new client assets were positive while net new loans were slightly negative. It is our strategy to grow our business in high-quality loans moderately and selectively.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 20

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Asset Management

Asset Management¹
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Net management fees²	524	479	463	9	13	1,903	1,756
Performance fees	44	23	34	91	29	154	146
Total operating income	568	502	497	13	14	2,057	1,902
Personnel expenses	199	189	179	5	11	729	643
General and administrative expenses	66	56	87	18	(24)	232	305
Services (to) / from other business divisions and Corporate Center	131	139	141	(6)	(7)	502	478
of which: services from CC – Services	139	143	147	(3)	(5)	523	495
Depreciation and impairment of property, equipment and software	1	1	1	0	0	2	2
Amortization and impairment of intangible assets	1	4	3	(75)	(67)	8	9
Total operating expenses	397	388	412	2	(4)	1,474	1,435
Business division operating profit / (loss) before tax	171	114	85	50	101	584	467

Key performance indicators³
Pre-tax profit growth (%)	50.0	(12.3)	(44.8)			25.1	(18.9)
Cost / income ratio (%)	69.9	77.3	82.9			71.7	75.4
Net new money growth excluding money market flows (%)	(6.2)	(5.1)	(3.9)			(0.1)	4.4
Gross margin on invested assets (bps)	35	31	30	13	17	32	31
Net margin on invested assets (bps)	11	7	5	57	120	9	8

Information by business line
Operating income
Traditional Investments	297	292	294	2	1	1,143	1,118
O'Connor and Hedge Fund Solutions	38	41	41	(7)	(7)	198	210
Global Real Estate	115	102	102	13	13	403	353
Infrastructure and Private Equity	13	14	13	(7)	0	57	42
Fund Services	105	53	48	98	119	257	178
Total operating income	568	502	497	13	14	2,057	1,902

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 21

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Asset Management¹ (continued)
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14

Gross margin on invested assets (bps)
Traditional Investments	22	21	21	5	5	21	21
O'Connor and Hedge Fund Solutions	39	43	47	(9)	(17)	53	66
Global Real Estate	90	84	91	7	(1)	84	84
Infrastructure and Private Equity	55	62	58	(11)	(5)	62	49
Total gross margin	35	31	30	13	17	32	31

Net new money (CHF billion)
Traditional Investments	(12.1)	(9.6)	(3.6)			(13.0)	10.7
O'Connor and Hedge Fund Solutions	0.1	0.7	(0.6)			4.3	3.3
Global Real Estate	1.0	0.6	0.7			3.4	2.3
Infrastructure and Private Equity	0.0	(0.3)	(0.4)			(0.2)	(0.5)
Total net new money	(11.0)	(8.5)	(3.8)			(5.4)	15.9
Net new money excluding money market flows	(8.9)	(7.6)	(5.8)			(0.7)	22.6
of which: from third parties	(7.6)	(7.9)	(6.4)			(7.7)	11.3
of which: from UBS's wealth management businesses	(1.3)	0.3	0.6			7.0	11.3
Money market flows	(2.1)	(0.9)	2.0			(4.7)	(6.7)
of which: from third parties	(1.8)	(2.1)	1.6			(3.4)	0.0
of which: from UBS's wealth management businesses	(0.3)	1.2	0.3			(1.3)	(6.7)

Invested assets (CHF billion)
Traditional Investments	550	537	574	2	(4)	550	574
O'Connor and Hedge Fund Solutions	39	39	35	0	11	39	35
Global Real Estate	52	50	46	4	13	52	46
Infrastructure and Private Equity	10	9	9	11	11	10	9
Total invested assets	650	635	664	2	(2)	650	664
of which: excluding money market funds	592	576	600	3	(1)	592	600
of which: money market funds	58	59	64	(2)	(9)	58	64

Assets under administration by Fund Services
Assets under administration (CHF billion)⁴	407	524	520	(22)	(22)	407	520
Net new assets under administration (CHF billion)⁵	(0.1)	6.8	13.4			24.0	43.9
Gross margin on assets under administration (bps)	9	4	4	125	125	5	4

Additional information
Average attributed equity (CHF billion)⁶	1.5	1.6	1.7	(6)	(12)	1.6	1.7
Return on attributed equity (%)	45.6	28.5	20.0			36.5	27.5
Risk-weighted assets (fully applied, CHF billion)⁷	2.6	3.1	3.8	(16)	(32)	2.6	3.8
Risk-weighted assets (phase-in, CHF billion)⁷	2.6	3.1	3.9	(16)	(33)	2.6	3.9
Return on risk-weighted assets, gross (%)⁸	79.7	61.8	51.6			62.1	51.2
Leverage ratio denominator (fully applied, CHF billion)⁹	2.7	15.4	14.9	(82)	(82)	2.7	14.9
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.5	0	(7)	1.4	1.5
Personnel (full-time equivalents)	2,277	2,532	2,323	(10)	(2)	2,277	2,323

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, gains and losses on the sale of subsidiaries and businesses and other items that are not performance fees.    3 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    4 This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    5 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.     6 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    8 Based on phase-in Basel III risk-weighted assets.    9 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 22

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Results: 4Q15 vs 3Q15

Profit before tax was CHF 171 million in the fourth quarter of 2015 compared with CHF 114 million in the third quarter, mainly as the fourth quarter included a gain of CHF 56 million on the sale of our Alternative Fund Services (AFS) business. Adjusted profit before tax was CHF 153 million compared with CHF 137 million, due to higher performance fees, as well as lower operating expenses. Excluding money market flows, net new money outflows were CHF 8.9 billion compared with CHF 7.6 billion. Both quarters included CHF 15 billion of outflows, largely from lower-margin passive products, driven by client liquidity needs.

Operating income

Total operating income was CHF 568 million compared with CHF 502 million. Excluding the aforementioned gain on sale of our AFS business, adjusted operating income increased by CHF 10 million to CHF 512 million. Adjusted net management fees, excluding the aforementioned gain, decreased by CHF 11 million to CHF 468 million due to lower fees in Traditional Investments, O’Connor and Hedge Fund Solutions (HFS) and Fund Services, partly offset by increased fees in Global Real Estate. Performance fees increased by CHF 21 million to CHF 44 million, mainly driven by European equity mandates in Traditional Investments, as well as in Global Real Estate.

Approximately 25% of O’Connor and HFS performance fee-eligible assets exceeded high-water marks as of 31 December 2015, an improvement from 21% as of 30 September 2015, continuing to reflect challenging market conditions in the fourth quarter.

Operating expenses

Total operating expenses were CHF 397 million compared with CHF 388 million. Excluding restructuring charges of CHF 38 million compared with CHF 23 million, adjusted operating expenses decreased by CHF 6 million to CHF 359 million. Personnel expenses increased by CHF 10 million to CHF 199 million, mainly driven by higher salary-related costs as a result of increased staffing levels excluding the effect of the aforementioned sale of AFS, as well as an expense for untaken vacation accruals compared with a release of accruals in the prior quarter. This was partly offset by a decrease in expenses for variable compensation. Excluding restructuring charges of CHF 8 million, adjusted general and administrative expenses increased by CHF 2 million to CHF 58 million. Excluding restructuring charges of CHF 27 million compared with CHF 20 million, adjusted net charges for services from other business divisions and Corporate Center decreased by CHF 15 million to CHF 104 million, mainly due to lower charges from Group Technology and Group Operations.

Cost/income ratio

The cost/income ratio was 69.9% compared with 77.3%. On an adjusted basis, the cost/income ratio was 70.1% compared with 72.7%, above our target range of 60% to 70%.

Net new money

Excluding money market flows, net new money outflows were CHF 8.9 billion compared with CHF 7.6 billion, which resulted in a negative annualized net new money growth rate of 6.2% compared with a negative growth rate of 5.1% in the prior quarter, both below our target range of 3% to 5%. By client segment, net outflows from third parties were CHF 7.6 billion compared with CHF 7.9 billion. Both quarters included CHF 15 billion of outflows, largely from lower-margin passive products, driven by client liquidity needs. In the fourth quarter, this was partly offset by net inflows into real estate and multi-asset, predominantly from clients serviced from Switzerland. Net outflows from clients of UBS’s wealth management businesses were CHF 1.3 billion compared with net new money inflows of CHF 0.3 billion. Money market net outflows were CHF 2.1 billion compared with CHF 0.9 billion.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 23

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Invested assets

Invested assets increased to CHF 650 billion as of 31 December 2015 from CHF 635 billion as of 30 September 2015 due to positive market performance of CHF 15 billion and positive currency translation effects of CHF 12 billion, partly offset by net new money outflows of CHF 11 billion. As of 31 December 2015, CHF 195 billion, or 30%, of invested assets were managed in indexed strategies and CHF 58 billion, or 9%, were money market assets. The remaining 61% of invested assets were managed in active, non-money market strategies. On a regional basis, 34% of invested assets related to clients serviced from Switzerland, 23% from the Americas, 22% from Europe, Middle East and Africa, and 21% from Asia Pacific.

Margins on invested assets

The net margin on invested assets was 11 basis points compared with 7 basis points. On an adjusted basis, the net margin was 10 basis points compared with 9 basis points. The gross margin was 35 basis points compared with 31 basis points and the adjusted gross margin was 32 basis points compared with 31 basis points.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 24

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Investment Bank

Investment Bank¹
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Corporate Client Solutions	650	710	704	(8)	(8)	2,960	3,189
Advisory	227	126	242	80	(6)	709	708
Equity Capital Markets	197	206	278	(4)	(29)	1,047	1,021
Debt Capital Markets	114	254	115	(55)	(1)	691	1,005
Financing Solutions	109	106	117	3	(7)	441	497
Risk Management	2	17	(47)	(88)		73	(42)
Investor Client Services	1,121	1,391	1,206	(19)	(7)	5,929	5,118
Equities	733	944	908	(22)	(19)	3,962	3,659
Foreign Exchange, Rates and Credit	388	446	298	(13)	30	1,967	1,459
Income	1,771	2,100	1,911	(16)	(7)	8,889	8,306
Credit loss (expense) / recovery	(50)	(12)	9	317		(68)	2
Total operating income	1,721	2,088	1,919	(18)	(10)	8,821	8,308
Personnel expenses	574	699	489	(18)	17	3,220	2,964
General and administrative expenses	318	172	462	85	(31)	841	2,671
Services (to) / from other business divisions and Corporate Center	740	711	741	4	0	2,817	2,711
of which: services from CC – Services	715	680	727	5	(2)	2,731	2,658
Depreciation and impairment of property, equipment and software	7	7	6	0	17	26	32
Amortization and impairment of intangible assets	3	3	4	0	(25)	24	15
Total operating expenses	1,641	1,592	1,702	3	(4)	6,929	8,392
Business division operating profit / (loss) before tax	80	496	217	(84)	(63)	1,892	(84)

Key performance indicators²
Pre-tax profit growth (%)	(83.9)	(10.0)
Cost / income ratio (%)	92.7	75.8	89.1			78.0	101.0
Return on attributed equity (%)	4.4	27.2	11.6			25.9	(1.1)
Return on assets, gross (%)	2.7	3.1	2.7			3.2	3.2
Average VaR (1-day, 95% confidence, 5 years of historical data)	12	14	13	(14)	(8)	12	12

Additional information
Total assets (CHF billion)³	253.5	276.1	292.3	(8)	(13)	253.5	292.3
Funded assets (CHF billion)⁴	159.9	173.3	170.7	(8)	(6)	159.9	170.7
Average attributed equity (CHF billion)⁵	7.3	7.3	7.5	0	(3)	7.3	7.6
Risk-weighted assets (fully applied, CHF billion)⁶	62.9	68.2	66.7	(8)	(6)	62.9	66.7
Risk-weighted assets (phase-in, CHF billion)⁶	62.9	68.2	67.0	(8)	(6)	62.9	67.0
Return on risk-weighted assets, gross (%)⁷	10.8	12.8	11.8			13.6	12.9
Leverage ratio denominator (fully applied, CHF billion)⁸	268.0	289.1	288.3	(7)	(7)	268.0	288.3
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	32.4	33.3	25.6			36.2	35.7
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)	1.5	0.4	0.3			1.5	0.3
Personnel (full-time equivalents)	5,243	5,301	5,194	(1)	1	5,243	5,194

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2 Refer to the "Measurement of performance" section of our Annual Report 2014 for the definitions of our key performance indicators.    3 Based on third-party view, i.e., without intercompany balances.    4 Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives.    5 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    7 Based on phase-in Basel III risk-weighted assets.    8 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 25

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Results: 4Q15 vs 3Q15

Profit before tax was CHF 80 million in the fourth quarter of 2015 compared with CHF 496 million in the third quarter. Adjusted profit before tax was CHF 223 million compared with CHF 614 million, mainly reflecting lower revenues in Investor Client Services and Corporate Client Solutions, and higher credit loss expense.

Operating income

Total operating income decreased 18% to CHF 1,721 million from CHF 2,088 million in the prior quarter. Investor Client Services revenues were CHF 270 million lower, reflecting lower revenues in both our Equities and Foreign Exchange, Rates and Credit businesses. Corporate Client Solutions revenues were CHF 60 million lower, mainly reflecting reduced capital market activity levels. In US dollar terms, operating income decreased 21%. Net credit loss expense increased to CHF 50 million from CHF 12 million in the prior quarter, mainly related to the energy sector. Refer to the “Risk management and control” section of this earnings release for more information.

Operating expenses

Total operating expenses increased 3% to CHF 1,641 million from CHF 1,592 million. Excluding restructuring charges of CHF 143 million compared with CHF 118 million, adjusted operating expenses increased to CHF 1,498 million from CHF 1,474 million, mainly due to a charge of CHF 98 million for the annual UK bank levy, largely offset by lower performance-related variable compensation expenses.

Personnel expenses decreased to CHF 574 million from CHF 699 million. Excluding restructuring charges of CHF 12 million in the fourth quarter, adjusted personnel expenses decreased to CHF 562 million from CHF 699 million, mainly due to a decrease in performance-related variable compensation expenses.

General and administrative expenses increased to CHF 318 million from CHF 172 million. Excluding restructuring charges of CHF 2 million compared with CHF 1 million, adjusted general and administrative expenses increased to CHF 316 million from CHF 171 million, mainly as the fourth quarter included the aforementioned charge for the annual UK bank levy, as well as increases in marketing and travel and entertainment expenses.

Net charges for services from other business divisions and Corporate Center increased to CHF 740 million from CHF 711 million. On an adjusted basis, excluding restructuring charges of CHF 129 million compared with CHF 116 million, net charges increased to CHF 611 million from CHF 595 million.

Cost / income ratio

The cost / income ratio was 92.7% compared with 75.8%. On an adjusted basis, the cost / income ratio was 84.6% compared with 70.2%, above our target range of 70% to 80%.

Funded assets

Funded assets decreased by CHF 13 billion to CHF 160 billion as of 31 December 2015. The decrease was mainly due to lower collateral trading assets, reflecting reduced need for externally sourced collateral, and client-driven reductions.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) decreased by CHF 5 billion to CHF 63 billion as of 31 December 2015 and remained below our short- to medium-term expectation of CHF 85 billion. The decrease was mainly due to CHF 4 billion lower market risk RWA. Refer to the “Capital Management” section of this earnings release for more information.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 26

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Leverage ratio denominator

The fully applied Swiss systemically relevant banks (SRB) leverage ratio denominator (LRD) was CHF 268 billion as of 31 December 2015, below our short- to medium-term expectation of CHF 325 billion. From 31 December 2015 onwards, the Swiss SRB LRD calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with the former Swiss SRB rules and are therefore not fully comparable. Refer to the “Capital management” section of this earnings release for more information.

Return on attributed equity

The annualized return on attributed equity (RoAE) for the fourth quarter was 4.4%, and 12.2% on an adjusted basis. RoAE for the full year 2015 was 25.9%, and 31.3% on an adjusted basis, above our target of over 15%.

Operating income by business unit

Corporate Client Solutions

Corporate Client Solutions revenues decreased 8% to CHF 650 million from CHF 710 million, primarily due to lower revenues in Debt Capital Markets, partly offset by higher Advisory revenues. In US dollar terms, revenues decreased 12%.

Advisory revenues increased to CHF 227 million from CHF 126 million, primarily resulting from increased participation in merger and acquisition transactions and higher revenues from private transactions.

Equity Capital Markets revenues decreased to CHF 197 million from CHF 206 million due to lower revenues from private transactions, offset by higher revenues from public offerings as the fee pool increased 28%.

Debt Capital Markets revenues decreased to CHF 114 million from CHF 254 million, mainly reflecting lower leveraged finance revenues as the fee pool declined 22% and due to markdowns in our lending book, as well as lower investment grade revenues, driven by an 8% decline in the global fee pool.

Investor Client Services

Investor Client Services revenues decreased 19% to CHF 1,121 million from CHF 1,391 million, mainly reflecting lower revenues in our Equities business. In US dollar terms, revenues decreased 22%.

Equities revenues decreased to CHF 733 million from CHF 944 million, primarily due to lower revenues in Derivatives, as well as in Cash. Cash revenues decreased to CHF 281 million from CHF 362 million, mainly due to lower commission income as a result of lower client activity levels. Derivatives revenues decreased to CHF 95 million from CHF 247 million, mainly driven by weaker trading revenues and lower client activity, primarily in Europe, Middle East and Africa and Asia Pacific. Financing Services revenues increased to CHF 359 million from CHF 351 million.

Foreign Exchange, Rates and Credit revenues decreased to CHF 388 million from CHF 446 million, mainly reflecting higher client activity levels in the prior quarter as volatility increased following the actions of the People’s Bank of China in August 2015.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 27

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Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Total operating income	(183)	(280)	(462)	(35)	(60)	315	(823)
Personnel expenses	1,059	991	1,085	7	(2)	4,049	3,993
General and administrative expenses	1,346	1,699	1,432	(21)	(6)	5,311	4,650
Services (to) / from business divisions	(2,113)	(2,004)	(2,091)	5	1	(7,894)	(7,580)
Depreciation and impairment of property, equipment and software	248	216	206	15	20	868	762
Amortization and impairment of intangible assets	5	5	2	0	150	21	6
Total operating expenses	546	906	634	(40)	(14)	2,354	1,832
Operating profit / (loss) before tax	(729)	(1,186)	(1,096)	(39)	(33)	(2,040)	(2,655)

Additional information
Average attributed equity (CHF billion)²	24.7	26.4	19.8	(6)	25	25.8	20.5
Total assets (CHF billion)³	354.5	366.0	427.6	(3)	(17)	354.5	427.6
Risk-weighted assets (fully applied, CHF billion)⁴	60.2	61.7	65.8	(2)	(9)	60.2	65.8
Risk-weighted assets (phase-in, CHF billion)⁴	65.0	66.1	67.9	(2)	(4)	65.0	67.9
Leverage ratio denominator (fully applied, CHF billion)⁵	291.2	289.4	327.2	1	(11)	291.2	327.2
Personnel (full-time equivalents)	23,671	23,618	23,773	0	0	23,671	23,773

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    3 Based on third-party view, i.e., without intercompany balances.    4 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    5 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 28

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Corporate Center – Services

Corporate Center – Services¹
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Total operating income	(54)	(38)	14	42		241	37
Personnel expenses	1,033	955	1,050	8	(2)	3,903	3,843
General and administrative expenses	1,195	1,122	1,224	7	(2)	4,483	4,123
Depreciation and impairment of property, equipment and software	248	216	206	15	20	868	762
Amortization and impairment of intangible assets	5	5	2	0	150	21	6
Total operating expenses before allocations to business divisions and other CC units	2,481	2,298	2,482	8	0	9,274	8,734
Services (to) / from business divisions and other CC units	(2,191)	(2,079)	(2,219)	5	(1)	(8,215)	(8,046)
of which: services to Wealth Management	(627)	(555)	(584)	13	7	(2,209)	(2,122)
of which: services to Wealth Management Americas	(311)	(299)	(316)	4	(2)	(1,193)	(1,121)
of which: services to Personal & Corporate Banking	(298)	(298)	(325)	0	(8)	(1,180)	(1,196)
of which: services to Asset Management	(139)	(143)	(147)	(3)	(5)	(523)	(495)
of which: services to Investment Bank	(715)	(680)	(727)	5	(2)	(2,731)	(2,658)
of which: services to CC – Group ALM	(23)	(38)	(21)	(39)	10	(95)	(82)
of which: services to CC – Non-core and Legacy Portfolio	(81)	(74)	(112)	9	(28)	(314)	(411)
Total operating expenses	291	219	263	33	11	1,059	688
Operating profit / (loss) before tax	(345)	(257)	(249)	34	39	(818)	(652)

Additional information
Average attributed equity (CHF billion)²	18.8	20.4	12.5	(8)	50	19.6	12.3
Total assets (CHF billion)³	22.6	21.1	19.9	7	14	22.6	19.9
Risk-weighted assets (fully applied, CHF billion)⁴	23.6	22.3	23.0	6	3	23.6	23.0
Risk-weighted assets (phase-in, CHF billion)⁴	28.3	26.8	25.1	6	13	28.3	25.1
Leverage ratio denominator (fully applied, CHF billion)⁵	4.8	3.7	(2.6)	30		4.8	(2.6)
Personnel (full-time equivalents)	23,470	23,412	23,517	0	0	23,470	23,517

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2 Beginning in the third quarter of 2015, Group items are shown within Corporate Center – Services. Prior periods have been restated. Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    3 Based on third-party view, i.e., without intercompany balances.    4 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    5 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.

Results: 4Q15 vs 3Q15

Corporate Center – Services recorded a loss before tax of CHF 345 million in the fourth quarter of 2015 compared with a loss before tax of CHF 257 million in the prior quarter. The fourth quarter included total operating expenses remaining in Corporate Center – Services after allocations of CHF 291 million compared with CHF 219 million.

Operating income

Operating income was negative CHF 54 million compared with negative CHF 38 million and mainly related to funding costs.

Operating expenses

On a gross basis before allocations to the business divisions and other Corporate Center units, total operating expenses increased by CHF 183 million to CHF 2,481 million. Restructuring charges were CHF 396 million compared with CHF 283 million, largely related to our transitioning activities to nearshore and offshore locations. Excluding restructuring charges and a credit of CHF 2 million related to a change to retiree benefit

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 29

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plans in the US in the third quarter, adjusted operating expenses before allocations increased by CHF 68 million to CHF 2,085 million.

Personnel expenses before allocations increased by CHF 78 million to CHF 1,033 million. On an adjusted basis, excluding net restructuring charges of CHF 144 million compared with CHF 116 million, as well as the aforementioned credit of CHF 2 million in the third quarter, personnel expenses increased by CHF 48 million, mainly due to an expense for untaken vacation accruals compared with a release of accruals in the prior quarter. General and administrative expenses increased by CHF 73 million to CHF 1,195 million. Excluding net restructuring charges of CHF 252 million compared with CHF 167 million, adjusted general and administrative expenses decreased by CHF 12 million, mainly as the prior quarter included higher costs related to our new brand campaign and our education initiative. Depreciation and impairment of property, equipment and software increased to CHF 248 million from CHF 216 million, mainly reflecting an increase in the depreciation of internally generated capitalized software.

Net charges for services to business divisions and other Corporate Center units were CHF 2,191 million compared with CHF 2,079 million. Excluding restructuring charges of CHF 377 million compared with CHF 281 million and a credit of CHF 2 million related to a change to retiree benefit plans in the US in the third quarter, net charges for services to business divisions and other Corporate Center units were CHF 1,814 million compared with CHF 1,800 million.

Total operating expenses remaining in Corporate Center – Services after allocations increased to CHF 291 million from CHF 219 million, largely as the full-year costs incurred by Corporate Center – Services exceeded the cost allocations to the business divisions and Non-core and Legacy Portfolio which were agreed as part of the annual business planning cycle. Furthermore, the fourth quarter included the aforementioned expense for untaken vacation accruals compared with a release of accruals in the prior quarter.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 30

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Corporate Center – Group ALM

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Gross income excluding own credit	95	59	161	61	(41)	600	831
Allocations to business divisions and other CC units	(189)	(207)	(330)	(9)	(43)	(876)	(1,120)
of which: Wealth Management	(118)	(117)	(138)	1	(14)	(471)	(481)
of which: Wealth Management Americas	(27)	(25)	(28)	8	(4)	(104)	(116)
of which: Personal & Corporate Banking	(111)	(100)	(130)	11	(15)	(421)	(461)
of which: Asset Management	(3)	(4)	(7)	(25)	(57)	(15)	(27)
of which: Investment Bank	69	55	19	25	263	211	100
of which: CC – Services	(22)	(37)	(55)	(41)	(60)	(145)	(217)
of which: CC – Non-core and Legacy Portfolio	23	21	8	10	188	71	82
Own credit²	35	32	70	9	(50)	553	292
Total operating income	(59)	(116)	(100)	(49)	(41)	277	2
Personnel expenses	7	8	8	(13)	(13)	30	26
General and administrative expenses	9	4	9	125	0	21	21
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	(20)	(17)	(10)	18	100	(56)	(47)
of which: Wealth Management	(10)	(13)	(4)	(23)	150	(37)	(17)
of which: Wealth Management Americas	(2)	(2)	(1)	0	100	(6)	(6)
of which: Personal & Corporate Banking	(5)	(7)	(2)	(29)	150	(19)	(8)
of which: Asset Management	0	0	(1)		(100)	0	(3)
of which: Investment Bank	(17)	(22)	(12)	(23)	42	(59)	(54)
of which: CC – Services	23	38	21	(39)	10	95	82
of which: CC – Non-core and Legacy Portfolio	(8)	(10)	(10)	(20)	(20)	(29)	(40)
Total operating expenses	(3)	(5)	6	(40)		(5)	0
Operating profit / (loss) before tax	(56)	(111)	(106)	(50)	(47)	282	2

Additional information
Average attributed equity (CHF billion)³	3.2	3.2	3.3	0	(3)	3.3	3.2
Total assets (CHF billion)⁴	237.5	236.9	237.9	0	0	237.5	237.9
Risk-weighted assets (fully applied, CHF billion)⁵	6.0	7.3	7.1	(18)	(15)	6.0	7.1
Risk-weighted assets (phase-in, CHF billion)⁵	6.0	7.3	7.1	(18)	(15)	6.0	7.1
Leverage ratio denominator (fully applied, CHF billion)⁶	240.2	227.0	236.3	6	2	240.2	236.3
Personnel (full-time equivalents)	125	125	120	0	4	125	120

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 31 December 2015 amounts to CHF 0.3 billion. This gain has reduced the fair value of financial liabilities designated at fair value recognized on our balance sheet.    3 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    4 Based on third-party view, i.e., without intercompany balances.    5 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    6 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 31

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Results: 4Q15 vs 3Q15

Corporate Center – Group Asset and Liability Management recorded a loss before tax of CHF 56 million in the fourth quarter of 2015 compared with a loss before tax of CHF 111 million in the prior quarter.

Operating income

Gross income excluding own credit was CHF 95 million in the fourth quarter and included a loss of CHF 257 million related to the buyback of debt in a tender offer, as well as a net foreign currency translation gain of CHF 115 million related to the disposal of subsidiaries compared with a loss of CHF 27 million. Adjusted for these items, gross income excluding own credit was CHF 237 million compared with CHF 86 million.

Gross revenues from balance sheet risk management activities were CHF 432 million compared with CHF 406 million, mainly as revenues from banking book interest rate risk management performed on behalf of Wealth Management and Personal & Corporate Banking increased by CHF 21 million to CHF 207 million. Moreover, revenues related to high-quality liquid assets increased by CHF 11 million to CHF 95 million.

Hedging activities resulted in a gain of CHF 98 million compared with a loss of CHF 118 million. The fourth quarter included a gain of CHF 81 million on interest rate derivatives held to economically hedge high-quality liquid assets, driven by an increase in US dollar interest rates, compared with a loss of CHF 201 million in the prior quarter. Unlike fair value changes in hedging interest rate derivatives, which are recognized immediately through the income statement, the high-quality liquid assets that are hedged are held as financial investments classified as available-for-sale with unrealized fair value changes recorded in other comprehensive income within equity. Moreover, the fourth quarter included gains of CHF 42 million on cross-currency basis swaps held as economic hedges, compared with gains of CHF 29 million. These gains were offset by a loss of CHF 44 million related to our cash flow hedges compared with a gain of CHF 8 million.

Group ALM incurred funding costs of CHF 292 million in the fourth quarter compared with CHF 201 million in the prior quarter, mainly as the fourth quarter included a fair value gain of CHF 7 million on certain internal funding transactions compared with a gain of CHF 60 million in the prior quarter. Furthermore, funding costs increased due to the full-quarter effect of recent issuances of additional tier 1 capital and senior unsecured debt.

Allocations to the business divisions and other Corporate Center units mainly consist of income generated from interest-rate risk management activities and the investment of the Group’s equity, offset by charges for liquidity and funding, various collateral management activities and costs of issuance of capital instruments.

In the fourth quarter of 2015, Group ALM allocated revenues of CHF 189 million compared with CHF 207 million. This decline was mainly due to fees paid related to the issuance during the fourth quarter of senior unsecured debt contributing to our total loss-absorbing capacity, and increased funding costs, partly offset by higher income generated from interest rate risk management activities.

Own credit on financial liabilities designated at fair value was a gain of CHF 35 million compared with CHF 32 million. In the fourth quarter of 2015, we made further enhancements to our valuation methodology for the own credit component of the fair value of financial liabilities designated at fair value. This accounting change in estimate resulted in a gain of CHF 260 million, which was largely offset by losses recognized due to a tightening of credit spreads in the fourth quarter. Additionally, we will adopt the IFRS 9 own credit presentation requirements in the first quarter of 2016. Under IFRS 9, changes in the fair value of financial liabilities designated at fair value through profit and loss related to own credit will be recognized in Other comprehensive income and will not be reclassified to the Income statement.

UBS Group AG and UBS AG, 4Q15 Earnings release, 2 February 2016                                                                                       Page 32

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Group ALM retains central funding costs, certain income from hedging activities, own credit on financial liabilities designated at fair value, as well as the aforementioned loss related to the buyback of debt and foreign currency translation gains and losses related to the disposal of subsidiaries. Net operating income remaining in Group ALM was negative CHF 59 million compared with negative CHF 116 million.

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Income	(72)	(114)	(378)	(37)	(81)	(195)	(863)
Credit loss (expense) / recovery²	2	(12)	1		100	(8)	2
Total operating income	(71)	(126)	(376)	(44)	(81)	(203)	(862)
Personnel expenses	19	28	27	(32)	(30)	116	124
General and administrative expenses	142	573	199	(75)	(29)	807	507
Services (to) / from business divisions and other CC units	97	91	138	7	(30)	378	513
of which: services from CC – Services	81	74	112	9	(28)	314	411
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	258	692	364	(63)	(29)	1,301	1,144
Operating profit / (loss) before tax	(329)	(818)	(741)	(60)	(56)	(1,503)	(2,005)

Additional information
Average attributed equity (CHF billion)³	2.7	2.8	4.0	(4)	(33)	2.9	4.9
Total assets (CHF billion)⁴	94.4	108.0	169.8	(13)	(44)	94.4	169.8
Risk-weighted assets (fully applied, CHF billion)⁵	30.7	32.1	35.7	(4)	(14)	30.7	35.7
Risk-weighted assets (phase-in, CHF billion)⁵	30.7	32.1	35.7	(4)	(14)	30.7	35.7
Leverage ratio denominator (fully applied, CHF billion)⁶	46.2	58.8	93.4	(21)	(51)	46.2	93.4
Personnel (full-time equivalents)	77	82	137	(6)	(44)	77	137

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2 Includes credit loss (expense) / recovery on reclassified and acquired securities.    3 Refer to the "Capital management" section of our Annual Report 2014 for more information on the equity attribution framework.    4 Based on third-party view, i.e., without intercompany balances.    5 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    6 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of this earnings release for more information.

Results: 4Q15 vs 3Q15

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 329 million in the fourth quarter compared with a loss before tax of CHF 818 million, mainly due to a CHF 483 million decrease in net charges for provisions for litigation, regulatory and similar matters.

Operating income

Income was negative CHF 72 million compared with negative CHF 114 million and mainly related to losses from novation and unwind activities, and to valuation losses on financial assets designated at fair value. The improved result in the fourth quarter was mainly due to gains from certain equity positions and from the settlement of litigation claims.

Operating expenses

Total operating expenses decreased to CHF 258 million from CHF 692 million, predominantly as net charges for provisions for litigation, regulatory and similar matters decreased by CHF 483 million to CHF 51 million. This decrease was partly offset by a charge of CHF 50 million for the annual UK bank levy.

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Balance sheet assets

Balance sheet assets decreased to CHF 94 billion as of 31 December 2015 from CHF 108 billion. Positive replacement values (PRV) decreased by CHF 10 billion, mainly related to our over-the-counter (OTC) rates derivative exposures, where the movement was driven by our ongoing reduction activity. Within our credit portfolio, PRV were largely unchanged at approximately CHF 1 billion. Collateral delivered against OTC derivatives decreased by CHF 3 billion. Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 2 billion as of 31 December 2015.

Risk-weighted assets

Fully applied risk-weighted assets decreased by CHF 1 billion to CHF 31 billion as of 31 December 2015, mainly driven by lower credit risk RWA resulting from a reduction in our derivatives exposure and lower market risk RWA, partly offset by increased operational risk RWA. Refer to the “Capital Management” section of this earnings release for more information.

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Risk management and control

Credit risk exposures for the Group were overall broadly unchanged in the fourth quarter of 2015. Within the Investment Bank, we saw a strong flow of loan underwriting activity during the quarter, which gave rise to concentrated credit risk exposure, albeit of a temporary nature. This activity was predominantly investment grade, driven by strategic mergers and acquisitions. Within our wealth management businesses, margin calls related to security-backed lending decreased from the higher levels observed during the third quarter, as the global market sell-off eased in the fourth quarter.

Net credit loss expense for the quarter was CHF 59 million and, while remaining low in the context of the overall size of our lending portfolios, mainly reflected new and increased allowances for energy-related exposures in the Investment Bank.

Due to the current low price environment in commodities, exposures to certain counterparties in the energy sector currently carry more risk than in prior periods.  As of 31 December 2015 our total net lending exposure to the oil and gas sector, predominantly recorded within the Investment Bank, was CHF 6.1 billion, mainly in North America. About half of this exposure was to the integrated and mid-stream segments that we expect to be less affected by the currently low energy price levels. Exposures potentially vulnerable to low energy prices are closely monitored and macro hedges are in place. Nevertheless, a sustained period of depressed energy prices could result in increased credit loss expense for this sub-segment of our portfolio.

Net credit loss expense in our personal and corporate banking business remained at low levels. Nevertheless, we remain mindful that the continued strength of the Swiss franc could have a negative effect on the economy and for exporters in particular, and we continue to closely monitor developments in the Swiss economy. Were these negative effects to materialize, they could adversely affect some of our counterparties and cause an increase in credit loss expense in future periods.

We continue to manage market risks at low levels, with volatility in our risk profile and value at risk largely driven by positions arising from client facilitation, as well as option expiries.

Although we have no significant concerns regarding our direct exposures to China, uncertainties regarding macroeconomic developments in the country, and emerging markets more broadly, as well as weakening of commodity prices, particularly oil, have given rise to increased market volatility, which could well persist throughout 2016.

The potential effects of a China-led global economic slowdown have been captured in the calculation of our post-stress fully applied common equity tier 1 (CET1) capital ratio following the replacement of the Eurozone Crisis scenario with a new Global Recession scenario as the binding scenario in our combined stress testing framework during the fourth quarter. Our objective to maintain a post-stress fully applied CET1 capital ratio of at least 10%, as well as maintaining a fully applied CET1 capital ratio of at least 13%, are conditions to return at least 50% of net profit attributable to our shareholders. As of 31 December 2015, and applying the new Global Recession scenario, our post-stress fully applied CET1 capital ratio exceeded the 10% objective.

The Global Recession scenario assumes that a hard landing in China would lead to severe contagion of Asian and emerging markets economies, while multiple debt restructurings in Europe, related direct losses for European banks and fear of a eurozone breakup would severely affect developed markets such as Switzerland, the UK and the US.

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Balance sheet: 31.12.15 vs 30.9.15

As of 31 December 2015, our balance sheet assets stood at CHF 943 billion, a decrease of CHF 37 billion from 30 September 2015, mainly due to a reduction in positive replacement values (PRV) in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, decreased by CHF 14 billion to CHF 756 billion. Excluding currency effects, funded assets decreased by approximately CHF 24 billion, primarily reflecting reductions in collateral trading, lower cash and balances with central banks and decreased trading portfolio assets.

Assets

PRV decreased by CHF 19 billion, primarily reflecting a CHF 10 billion reduction in Corporate Center – Non-core and Legacy Portfolio, mainly due to our ongoing reduction activity, and an CHF 8 billion decrease in the Investment Bank, mainly in our Equities business, reflecting a client-driven reduction in notional volumes, as well as fair value decreases. Collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, decreased by CHF 8 billion, mainly in the Investment Bank, reflecting reduced need for externally sourced collateral and client-driven reductions. Cash and balances with central banks decreased by CHF 5 billion, primarily due to repurchases of long-term debt, as well as a rebalancing of our high-quality liquid assets. Trading portfolio assets were reduced by CHF 3 billion. Lending assets were broadly unchanged, but decreased by approximately CHF 4 billion excluding currency effects, primarily reflecting reduced Lombard lending in Wealth Management.

Liabilities

Total liabilities decreased by CHF 38 billion to CHF 886 billion as of 31 December 2015. Negative replacement values decreased by CHF 17 billion, broadly in line with the aforementioned decreases in PRV. Collateral trading liabilities declined by CHF 7 billion, primarily in Corporate Center – Group ALM. Trading portfolio liabilities decreased by CHF 6 billion, mainly due to client-driven reductions in the Investment Bank. Short-term borrowings, which include short-term debt issued and interbank borrowing, decreased by CHF 5 billion, mainly due to net maturities of certificates of deposit. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, decreased by CHF 3 billion. This decrease primarily resulted from the repurchase of certain senior and subordinated debt and covered bonds with an aggregate principal amount equivalent to CHF 6.1 billion through a tender offer, partly offset by the issuance of euro-denominated senior unsecured debt in an amount equivalent to CHF 1.4 billion, which will contribute to our total loss-absorbing capacity (TLAC). Customer deposits increased by CHF 4 billion, reflecting net inflows in Wealth Management Americas, partly offset by net outflows in Wealth Management.

Equity

Equity attributable to UBS Group AG shareholders increased by CHF 1,236 million to CHF 55,313 million. Total comprehensive income attributable to UBS Group AG shareholders was CHF 1,126 million, reflecting the net profit of CHF 949 million and other comprehensive income (OCI) of CHF 177 million. Fourth quarter OCI included foreign currency translation gains of CHF 452 million and net gains on defined benefit plans of CHF 202 million, partly offset by negative OCI related to cash flow hedges and financial investments classified as available-for-sale of CHF 419 million and CHF 59 million, respectively. Share premium increased by CHF 160 million mainly due to an increase in employee share-based compensation which primarily related to the amortization of deferred equity compensation awards. Net treasury share activity reduced equity attributable to UBS Group AG shareholders by CHF 50 million.

Refer to “Total comprehensive income attributable to UBS Group AG shareholders: 4Q15 vs 3Q15” in the “Group performance” section of this earnings release and to the “Statement of changes in equity” in our

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fourth quarter 2015 financial supplement which is available in the section “Quarterly reporting” at www.ubs.com/investors  for more information.

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

Liquidity and funding management

Our liquidity and funding position remained strong during the fourth quarter of 2015. Our three-month average liquidity coverage ratio was 128% compared with 127% in the prior quarter, while our pro-forma net stable funding ratio was 106% compared with 107%.

Capital management1

Capital ratios: 31.12.15 vs 30.9.15

Our fully applied common equity tier 1 (CET1) capital ratio increased 0.2 percentage points to 14.5%, due to a CHF 9 billion decrease in risk-weighted assets (RWA), partly offset by a CHF 0.9 billion decrease in CET1 capital. On a phase-in basis, our CET1 capital ratio increased 0.7 percentage points to 19.0%, resulting from a CHF 8 billion decrease in RWA, partly offset by a decrease of CHF 0.1 billion in CET1 capital.

Our tier 1 capital ratio increased 0.5 percentage points to 17.4% on a fully applied basis and 1.0 percentage points to 21.0% on a phase-in basis. Both increases resulted from the aforementioned changes in RWA and CET1 capital, as well as from an increase in additional tier 1 (AT1) capital.

Our total capital ratio increased 0.9 percentage points to 22.9% on a fully applied basis and 1.0 percentage points to 26.8% on a phase-in basis.

Post-stress CET1 capital ratio

Our capital returns policy targets a pay-out ratio of at least 50% of net profit attributable to our shareholders, subject to maintaining a fully applied CET1 capital ratio of at least 13% and a post-stress fully applied CET1 capital ratio of at least 10%. As of 31 December 2015, our post-stress CET1 capital ratio exceeded the 10% objective. Refer to the “Risk management and control” section of this earnings release for more information.

Eligible capital: 31.12.15 vs 30.9.15

Tier 1 capital

Our fully applied CET1 capital decreased by CHF 0.9 billion to CHF 30.0 billion, mainly reflecting accruals for dividends to shareholders for the financial year 2015 and tax effects, partly offset by the operating profit before tax and the effects of defined benefit plans. Our phase-in CET1 capital decreased slightly by CHF 0.1 billion to CHF 40.4 billion, primarily due to the same factors that contributed to the decrease in our fully applied CET1 capital, largely offset by deferred tax assets recognized for tax loss carry-forwards.

1 Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

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Our AT1 capital increased by CHF 0.6 billion to CHF 6.2 billion on a fully applied basis and to CHF 4.2 billion on a phase-in basis. Both increases were mainly due to high-trigger loss-absorbing deferred contingent capital plan (DCCP) awards to be granted to employees for the performance year 2015.

Tier 2 capital

Our tier 2 capital increased slightly to CHF 11.2 billion on a fully applied basis. On a phase-in basis, our tier 2 capital decreased by CHF 0.6 billion to CHF 12.2 billion, mainly due to the repurchase of certain subordinated debt as part of the aforementioned tender offer.

Risk-weighted assets: 31.12.15 vs 30.9.15

RWA decreased by CHF 9 billion to CHF 208 billion on a fully applied basis and by CHF 8 billion to CHF 212 billion on a phase-in basis. Fully applied RWA were below our short- to medium-term expectation of around CHF 250 billion. The decrease in the fourth quarter mainly reflected book size reductions of CHF 11 billion, partly offset by currency effects of CHF 2 billion and a CHF 1 billion net effect from methodology changes and regulatory add-ons mandated by our regulator.

The decrease in RWA of CHF 11 billion related to book size was driven by CHF 7 billion lower credit risk RWA related to derivative exposures, primarily reflecting the ongoing reduction activity in Corporate Center – Non-core and Legacy Portfolio, as well as client-driven reductions in notional volumes and fair value decreases, both in the Investment Bank. Furthermore, market risk RWA decreased by CHF 4 billion, primarily due to a reduction in our structural position in the Chinese onshore currency, as well as risk reductions due to market movements, primarily in the Investment Bank.

The net increase in RWA of CHF 1 billion due to methodology changes and regulatory add-ons was driven by an increase in the internal ratings-based multiplier on Investment Bank exposure to corporates and income-producing real estate, as well as an increase related to a change in the treatment of cash held at central banks and highly-rated securities held for liquidity purposes. These increases were partly offset by a decrease in market risk RWA following a reduction in backtesting exceptions occurring within a 250-day window, resulting in a lower value at risk (VaR) multiplier used to convert regulatory VaR and stressed VaR to a capital charge. Refer to the “Capital management”  section of our fourth quarter 2015 financial supplement, which is available in the section “Quarterly reporting” at www.ubs.com/investors, for more information.

Sensitivity to currency movements

A significant portion of our Basel III capital and RWA is denominated in US dollars, euros, British pounds and other foreign currencies. Limits are in place for the sensitivity of both CET1 capital and the capital ratio to a ±10% change in value of the Swiss franc against other currencies. We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased fully applied CET1 capital by CHF 933 million as of 31 December 2015 (30 September 2015: CHF 903 million) and reduced the fully applied CET1 capital ratio by 17  basis points (30 September 2015: 23 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced fully applied CET1 capital by CHF 844 million (30 September 2015: CHF 817 million) and increased the fully applied CET1 capital ratio by 17  basis points (30 September 2015: 23 basis points). This sensitivity does not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations. As of 31 December 2015, a 1% appreciation of the US dollar against the Swiss franc would cause an increase of approximately CHF 4 billion in the leverage ratio denominator.

Incorporation of BIS LRD into the Swiss SRB leverage ratio

In November 2014, the Swiss Federal Market Supervisory Authority (FINMA) published the circular “Leverage ratio – banks.” This circular aligned the calculation of the leverage ratio denominator (LRD) with the rules

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issued by the Bank for International Settlements (BIS) in the “Basel III leverage ratio framework and disclosure requirements” document issued in January 2014. Effective 31 December 2015, we implemented the guidance of this FINMA circular, ahead of its mandatory effective date of 1 January 2016.

The Swiss SRB leverage ratio and Swiss SRB LRD for periods prior to 31 December 2015 are calculated in accordance with the former Swiss SRB denominator definition and are therefore not fully comparable with 31 December 2015 figures. However, comparable figures as of 30 September 2015 are provided on a pro-forma basis at the Group level.

The transition to the new Swiss SRB LRD rules resulted in an overall reduction of our LRD calculated on a spot basis, mainly due to positive effects from off-balance sheet items, as well as from changes in the scope of consolidation. These positive effects were partly offset by the effect of more stringent requirements on the treatment of securities financing transactions and derivative exposures. There is no change to the calculation of the leverage ratio numerator under the new Swiss SRB rules.

Leverage ratio: 31.12.15 vs 30.9.15

As of 31 December 2015, our Swiss SRB leverage ratio was 5.3% on a fully applied basis and 6.2% on a phase-in basis. The fully-applied LRD decreased by CHF 38 billion to CHF 898 billion from the pro-forma comparative number of CHF 936 billion and was below our short- to medium-term expectation of CHF 950 billion. The decrease in the fourth quarter mainly reflected book size reductions of CHF 37 billion and a decrease of CHF 14 billion related to methodology changes, partly offset by currency effects of CHF 13 billion.

The decrease in LRD related to book size was driven by a CHF 15 billion decline in on-balance sheet assets excluding derivatives and securities financing transactions, mainly due to lower cash and balances with central banks, resulting from the aforementioned repurchase of certain senior and subordinated debt and covered bonds as well as net maturities of short-term debt, partly offset by the issuance of long-term unsecured debt. Moreover, derivative exposures decreased by CHF 10 billion, mainly due to the ongoing reduction activity in Corporate Center – Non-core and Legacy Portfolio, as well as client-driven reductions in notional volumes and fair value decreases, both in the Investment Bank. In addition, exposures from securities financing transactions (SFT) decreased by CHF 6 billion, reflecting a reduced need for externally sourced collateral and client-driven reductions. Off-balance sheet items decreased by CHF 6 billion, mainly reflecting active portfolio management.

The decrease in LRD related to methodology changes was primarily driven by a decrease in SFT counterparty credit risk due to the consideration of incremental collateral and netting benefits, as well as a reassessment of the treatment of forward starting transactions.

Refer to the “Capital management” section of our fourth quarter 2015 financial supplement which is available in the section “Quarterly reporting” at www.ubs.com/investors  for more information.

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Regulatory and legal developments

Swiss Federal Department of Finance issues draft revision of Swiss too big to fail regulation

In December 2015, the Federal Department of Finance published for consultation a draft revised too big to fail (TBTF) ordinance based on the cornerstones announced by the Swiss Federal Council in October 2015. In line with the announced cornerstones, the proposal would revise the capital and leverage ratio requirements for Swiss systemically relevant banks and includes new gone concern requirements. The draft ordinance and the related explanatory report, would also, among other things, decrease the maximum capital requirement reduction for improved resolvability (from 2022 onwards) and set minimum requirements for eligibility of debt instruments as loss-absorbing capital. The consultation period runs until 15 February 2016 and the new capital rules are expected to come into force as of 1 July 2016.

Basel Committee on Banking Supervision proposes changes to the standardized approach for credit risk

The Basel Committee on Banking Supervision (BCBS) has continued its review of the capital framework to balance simplicity and risk sensitivity, and to promote comparability. The BCBS released a second consultative document on revisions to the standardized approach for credit risk in December 2015. The proposal would reintroduce the use of external credit ratings for exposures to banks and corporates and adopt a loan-to-value approach to risk weighting of real estate loans. The consultation runs until 11 March 2016 and the BCBS intends to finalize the revisions by the end of 2016.

Basel Committee on Banking Supervision issues revised market risk framework

In January 2016, the BCBS published a revised market risk framework, which defines minimum capital requirements for market risk exposures. The market risk framework includes stricter rules on the designation of instruments as either trading or banking book, a more prescriptive internal-model approach aimed at increasing consistency across banks, as well as a revised and more risk-sensitive standardized approach, which may also be used as a fall back to the internal-model approach. The BCBS will conduct further quantitative impact studies in order to monitor the effect of the capital requirements and to ensure consistency in the application of the framework. We expect Switzerland to finalize these changes in the domestic regulations no later than 1 January 2019, the deadline set by the BCBS.

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UBS’s fourth quarter 2015 earnings release, financial supplement and slide presentation will be available from 06:45 CET on Tuesday, 2 February 2016 at www.ubs.com/quarterlyreporting.

UBS will hold a presentation of its fourth quarter 2015 results on Tuesday, 2 February 2016. The results will be presented by Sergio P. Ermotti, Group Chief Executive Officer, Kirt Gardner, Group Chief Financial Officer, Caroline Stewart, Global Head of Investor Relations, and Hubertus Kuelps, Group Head of Communications & Branding.

Time

• 09:00 (CET)

• 08:00 (GMT)

• 04:00 (US EDT)

Audio webcast

The presentation for analysts can be followed live on www.ubs.com/quarterlyreporting  with a simultaneous slide show.

Webcast playback

An audio playback of the results presentation will be made available at www.ubs.com/investors  later in the day.

UBS Group AG and UBS AG

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Cautionary Statement Regarding Forward-Looking Statements

This earnings release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks, and the extent to which such changes have the intended effects; (vii)changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance; and (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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Basis of presentation

Information in this earnings release is presented for UBS Group AG on a consolidated basis unless otherwise specified. In preparing the financial information included in this earnings release, the same accounting policies and methods of computation have been applied as described in the UBS Group AG consolidated financial statements within UBS’s Annual Report 2014, except for the changes described in this earnings release and in the “Recent developments” and “Note 1 Basis of accounting” sections of the first, second and third quarter 2015 reports. UBS Group has not finalized its Annual Report 2015 and our independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this earnings release is subject to completion of year-end procedures, which may result in changes to that information. This document should be read in conjunction with UBS’s Annual Report 2014 and our 2015 quarterly reports. Supplementary financial information is provided in our fourth quarter 2015 financial supplement. These documents are available at www.ubs.com/investors.

Effective January 2016, the business division Retail & Corporate has been renamed Personal & Corporate Banking (P&C). This change is reflected throughout our fourth quarter 2015 reporting. Refer to the fourth quarter 2015 financial supplement for UBS AG (consolidated) information. Information for UBS AG (consolidated) does not differ materially from UBS Group AG on a consolidated basis.

Rounding

Numbers presented throughout this earnings release may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables

Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

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Fourth quarter 2015

Financial supplement

2	Introduction

3	Group performance

8	Balance sheet

12	Liquidity and funding management

13	Capital management

22	UBS shares

24	Provisions and litigation, regulatory and similar matters

35	UBS AG (consolidated) information

38	Information sources

Corporate calendar UBS Group AG

Publication of the Annual Report 2015:                     Friday, 18 March 2016
Publication of the first quarter 2016 report:                 Tuesday, 3 May 2016
Annual General Meeting:                                          Tuesday, 10 May 2016
Publication of the second quarter 2016 report:           Friday, 29 July 2016
Publication of the third quarter 2016 report:               Tuesday, 1 November 2016

Corporate calendar UBS AG*

Publication of the Annual Report 2015:                     Friday, 18 March 2016

* Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

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Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction

This document contains information supplementing the fourth quarter 2015 earnings release, published on 2 February 2016.

Information in this financial supplement is presented for UBS Group AG on a consolidated basis unless otherwise specified. In preparing the financial information included in this supplement, the same accounting policies and methods of computation have been applied as described in the UBS Group AG consolidated financial statements within UBS’s Annual Report 2014, except for the changes described in the fourth quarter 2015 earnings release, as well as in the “Recent developments” and “Note 1 Basis of accounting” sections of the first, second and third quarter 2015 reports. The financial information included in this supplement does not constitute financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

UBS Group has not finalized its Annual Report 2015 and our independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this supplement is subject to completion of year-end procedures, which may result in changes to that information.

Effective January 2016, the business division Retail & Corporate has been renamed Personal & Corporate Banking (P&C). This change is reflected throughout our fourth quarter 2015 reporting.

Information for UBS AG (consolidated) does not differ materially from UBS Group AG on a consolidated basis.

This document should be read in conjunction with UBS’s fourth quarter 2015 earnings release, our Annual Report 2014, and our 2015 quarterly reports, which are available on the “UBS Group AG and UBS AG financial information” section of our Investor Relations website at www.ubs.com/investors.

Currency translation rates
	Spot rate			Average rate¹
	As of			For the quarter ended			Year ended
	31.12.15	30.9.15	31.12.14	31.12.15	30.9.15	31.12.14	31.12.15	31.12.14
1 USD	1.00	0.97	0.99	1.01	0.97	0.98	0.97	0.92
1 EUR	1.09	1.09	1.20	1.09	1.08	1.20	1.06	1.21
1 GBP	1.48	1.47	1.55	1.52	1.49	1.54	1.47	1.51
100 JPY	0.83	0.81	0.83	0.83	0.80	0.83	0.80	0.86

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Group performance

Income statement
	For the quarter ended			% change from		Year ended
CHF million	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Net interest income	1,759	1,846	1,866	(5)	(6)	6,732	6,555
Credit loss (expense) / recovery	(59)	(28)	(60)	111	(2)	(117)	(78)
Net interest income after credit loss expense	1,700	1,817	1,807	(6)	(6)	6,615	6,477
Net fee and commission income	4,218	4,111	4,396	3	(4)	17,140	17,076
Net trading income	898	1,063	438	(16)	105	5,742	3,842
of which: net trading income excluding own credit	863	1,031	368	(16)	135	5,190	3,551
of which: own credit on financial liabilities designated at fair value	35	32	70	9	(50)	553	292
Other income	(41)	179	106			1,107	632
Total operating income	6,775	7,170	6,746	(6)	0	30,605	28,027
of which: net interest and trading income	2,657	2,909	2,304	(9)	15	12,474	10,397
Personnel expenses	3,843	3,841	3,732	0	3	15,981	15,280
General and administrative expenses	2,413	2,285	2,369	6	2	8,107	9,387
Depreciation and impairment of property, equipment and software	260	230	219	13	19	920	817
Amortization and impairment of intangible assets	24	25	23	(4)	4	107	83
Total operating expenses	6,541	6,382	6,342	2	3	25,116	25,567
Operating profit / (loss) before tax	234	788	404	(70)	(42)	5,489	2,461
Tax expense / (benefit)	(715)	(1,295)	(515)	(45)	39	(898)	(1,180)
Net profit / (loss)	950	2,083	919	(54)	3	6,386	3,640
Net profit / (loss) attributable to preferred noteholders			31				142
Net profit / (loss) attributable to non-controlling interests	1	14	29	(93)	(97)	183	32
Net profit / (loss) attributable to UBS Group AG shareholders	949	2,068	858	(54)	11	6,203	3,466

Statement of comprehensive income
	For the quarter ended			Year ended
CHF million	31.12.15	30.9.15	31.12.14	31.12.15	31.12.14

Comprehensive income attributable to UBS Group AG shareholders
Net profit / (loss)	949	2,068	858	6,203	3,466

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	571	822	687	(140)	1,800
Foreign exchange amounts reclassified to the income statement from equity	(115)	27	2	(90)	2
Income tax relating to foreign currency translation movements	(3)	(5)	(1)	(2)	(7)
Subtotal foreign currency translation, net of tax	452	844	687	(231)	1,795
Financial investments available-for-sale
Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(74)	135	148	175	335
Impairment charges reclassified to the income statement from equity	1	0	17	1	75
Realized gains reclassified to the income statement from equity	(23)	(66)	(68)	(292)	(243)
Realized losses reclassified to the income statement from equity	12	9	6	44	25
Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	26	(17)	(25)	8	(51)
Subtotal financial investments available-for-sale, net of tax	(59)	61	79	(63)	141
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(160)	859	654	544	2,068
Net (gains) / losses reclassified to the income statement from equity	(362)	(324)	(329)	(1,182)	(1,185)
Income tax relating to cash flow hedges	104	(108)	(71)	128	(195)
Subtotal cash flow hedges, net of tax	(419)	427	254	(509)	689
Total other comprehensive income that may be reclassified to the income statement, net of tax	(25)	1,332	1,021	(804)	2,625

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	203	(39)	(814)	316	(1,410)
Income tax relating to defined benefit plans	(1)	(1)	162	(18)	238
Subtotal defined benefit plans, net of tax	202	(41)	(652)	298	(1,172)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	202	(41)	(652)	298	(1,172)

Total other comprehensive income	177	1,291	368	(506)	1,453
Total comprehensive income attributable to UBS Group AG shareholders	1,126	3,360	1,226	5,698	4,920

Statement of comprehensive income (continued)
	For the quarter ended			Year ended
CHF million	31.12.15	30.9.15	31.12.14	31.12.15	31.12.14

Comprehensive income attributable to preferred noteholders
Net profit / (loss)			31		142

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax			11		80
Income tax relating to foreign currency translation movements			0		0
Subtotal foreign currency translation, net of tax			11		80
Total other comprehensive income that will not be reclassified to the income statement, net of tax			11		80
Total comprehensive income attributable to preferred noteholders			42		221

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	14	29	183	32

Other comprehensive income that may be reclassified to the income statement
Other comprehensive income that may be reclassified to the income statement, before tax	0	4	5	(12)	5
Income tax relating to other comprehensive income that may be reclassified to the income statement	0	(1)	(2)	2	(2)
Total other comprehensive income that may be reclassified to the income statement, net of tax	0	3	3	(10)	3

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	37	94	78	(95)	80
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	37	94	78	(95)	80
Gains / (losses) on defined benefit plans, before tax	0	5	(44)	6	(44)
Income tax relating to defined benefit plans	0	(1)	8	(1)	8
Subtotal defined benefit plans, net of tax	0	4	(36)	5	(36)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	37	98	42	(90)	44

Total other comprehensive income	37	102	45	(99)	47
Total comprehensive income attributable to non-controlling interests	38	116	74	83	79

Total comprehensive income
Net profit / (loss)	950	2,083	919	6,386	3,640
Other comprehensive income	214	1,393	424	(605)	1,580
of which: other comprehensive income that may be reclassified to the income statement	(25)	1,335	1,024	(814)	2,628
of which: other comprehensive income that will not be reclassified to the income statement	239	57	(599)	208	(1,048)
Total comprehensive income	1,164	3,475	1,343	5,781	5,220

Operating expenses
	For the quarter ended			% change from		Year ended
CHF million	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14
Personnel expenses (adjusted)¹
Salaries and variable compensation	2,091	2,244	2,143	(7)	(2)	9,379	9,237
Wealth Management Americas: Financial advisor compensation²	917	886	920	3	0	3,552	3,385
Other personnel expenses³	670	617	584	9	15	2,613	2,372
Total personnel expenses (adjusted)¹	3,679	3,744	3,647	(2)	1	15,542	14,994
Non-personnel expenses (adjusted)¹
General and administrative expenses	2,137	2,107	2,265	1	(6)	7,346	9,068
of which: provisions for litigation, regulatory and similar matters	365	592	310	(38)	18	1,087	2,594
of which: other general and administrative expenses	1,772	1,515	1,955	17	(9)	6,259	6,474
Depreciation and impairment of property, equipment and software	260	230	210	13	24	908	788
Amortization and impairment of intangible assets	24	23	22	4	9	94	81
Total non-personnel expenses (adjusted)¹	2,422	2,360	2,496	3	(3)	8,349	9,937
Total operating expenses (adjusted)¹	6,100	6,105	6,142	0	(1)	23,891	24,931
Adjusting items	441	277	200	59	121	1,225	636
of which: personnel-related restructuring charges	164	118	93	39	76	460	327
of which: non-personnel-related restructuring charges	276	181	115	52	140	775	350
of which: credit related to changes to a retiree benefit plan in the US		(21)	(8)	(100)	(100)	(21)	(41)
of which: impairment of intangible assets						11
Total operating expenses as reported	6,541	6,382	6,342	2	3	25,116	25,567

1 Excluding adjusting items. Refer to the "Group performance" section of the fourth quarter 2015 earnings release, which is available in the section "Quarterly reporting" at www.ubs.com/investors, for more information.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    3 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses.

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year ended
CHF million	31.12.15	30.9.15	31.12.14	30.9.15	31.12.14	31.12.15	31.12.14
Wealth Management	0	0	(4)		(100)	0	(1)
Wealth Management Americas	0	(3)	0	(100)		(4)	15
Personal & Corporate Banking	(11)	0	(66)		(83)	(37)	(95)
Investment Bank	(50)	(12)	9	317		(68)	2
Corporate Center	2	(12)	1		100	(8)	2
of which: Non-core and Legacy Portfolio	2	(12)	1		100	(8)	2
Total	(59)	(28)	(60)	111	(2)	(117)	(78)

Return on equity
	As of or for the quarter ended			% change from		As of or for the year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14

Net profit
Net profit attributable to UBS Group AG shareholders	949	2,068	858	(54)	11	6,203	3,466
Amortization and impairment of intangible assets	24	25	23	(4)	4	107	83
Pre-tax adjusting items¹	520	191	110	172	373	135	305
Tax effect on adjusting items²	(121)	(48)	(38)	152	218	(140)	(125)
Adjusted net profit attributable to UBS Group AG shareholders³	1,372	2,236	953	(39)	44	6,305	3,729

Equity
Equity attributable to UBS Group AG shareholders	55,313	54,077	50,608	2	9	55,313	50,608
Less: goodwill and intangible assets⁴	6,568	6,441	6,564	2	0	6,568	6,564
Tangible equity attributable to UBS Group AG shareholders	48,745	47,636	44,044	2	11	48,745	44,044

Return on equity
Return on equity (%)	6.9	15.9	6.8			11.8	7.0
Return on tangible equity (%)	8.1	18.3	8.0			13.7	8.2
Adjusted return on tangible equity (%)	11.4	19.5	8.6			13.7	8.6

1 Refer to the "Group performance" section of the fourth quarter 2015 earnings release, which is available in the section "Quarterly reporting" at www.ubs.com/investors, for more information.    2 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items, apart from own credit on financial liabilities designated at fair value, which has a lower indicative tax rate of 2%.    3 Net profit attributable to UBS Group AG shareholders excluding amortization and impairment of intangible assets, pre-tax adjusting items and tax effect on pre-tax adjusting items.    4 Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders have been adjusted to reflect the non-controlling interests in UBS AG, where applicable.

Net new money¹
	For the quarter ended			Year ended
CHF billion	31.12.15	30.9.15	31.12.14	31.12.15	31.12.14
Wealth Management	(3.4)	0.2	3.0	12.9	34.4
Wealth Management (adjusted)²	(3.4)	3.5	3.0	22.8	34.4
Wealth Management Americas	16.9	0.5	5.3	21.3	9.6
Asset Management	(11.0)	(8.5)	(3.8)	(5.4)	15.9
of which: excluding money market flows	(8.9)	(7.6)	(5.8)	(0.7)	22.6
of which: money market flows	(2.1)	(0.9)	2.0	(4.7)	(6.7)

1 Net new money excludes interest and dividend income.    2 Adjusted net new money excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.

Invested assets
	As of			% change from
CHF billion	31.12.15	30.9.15	31.12.14	30.9.15	31.12.14
Wealth Management	947	919	987	3	(4)
Wealth Management Americas	1,035	967	1,027	7	1
Asset Management	650	635	664	2	(2)
of which: excluding money market funds	592	576	600	3	(1)
of which: money market funds	58	59	64	(2)	(9)

Balance sheet

Balance sheet
				% change from
CHF million	31.12.15	30.9.15	31.12.14	30.9.15	31.12.14

Assets
Cash and balances with central banks	91,306	96,535	104,073	(5)	(12)
Due from banks	11,948	13,222	13,334	(10)	(10)
Cash collateral on securities borrowed	25,584	28,568	24,063	(10)	6
Reverse repurchase agreements	67,893	73,382	68,414	(7)	(1)
Trading portfolio assets	124,035	127,177	138,156	(2)	(10)
of which: assets pledged as collateral which may be sold or repledged by counterparties	51,943	53,185	56,018	(2)	(7)
Positive replacement values	167,435	186,014	256,978	(10)	(35)
Cash collateral receivables on derivative instruments	23,763	27,032	30,979	(12)	(23)
Financial assets designated at fair value	6,146	5,230	4,951	18	24
Loans	311,954	312,321	315,757	0	(1)
Financial investments available-for-sale	62,543	61,677	57,159	1	9
Investments in associates	954	1,010	927	(6)	3
Property, equipment and software	7,695	7,358	6,854	5	12
Goodwill and intangible assets	6,568	6,441	6,785	2	(3)
Deferred tax assets	12,835	11,669	11,060	10	16
Other assets	22,160	22,109	22,988	0	(4)
Total assets	942,819	979,746	1,062,478	(4)	(11)

Balance sheet (continued)
				% change from
CHF million	31.12.15	30.9.15	31.12.14	30.9.15	31.12.14

Liabilities
Due to banks	11,836	11,202	10,492	6	13
Cash collateral on securities lent	8,029	7,381	9,180	9	(13)
Repurchase agreements	9,653	17,373	11,818	(44)	(18)
Trading portfolio liabilities	29,137	35,184	27,958	(17)	4
Negative replacement values	162,430	179,657	254,101	(10)	(36)
Cash collateral payables on derivative instruments	38,282	40,791	42,372	(6)	(10)
Financial liabilities designated at fair value	62,995	62,081	75,297	1	(16)
Due to customers	390,185	385,808	410,207	1	(5)
Debt issued	93,147	102,731	91,207	(9)	2
Provisions	4,164	4,097	4,366	2	(5)
Other liabilities	75,652	77,407	71,112	(2)	6
Total liabilities	885,511	923,712	1,008,110	(4)	(12)

Equity
Share capital	385	385	372	0	3
Share premium	31,164	31,004	32,590	1	(4)
Treasury shares	(1,693)	(1,643)	(1,393)	3	22
Retained earnings	29,504	28,353	22,134	4	33
Other comprehensive income recognized directly in equity, net of tax	(4,047)	(4,022)	(3,093)	1	31
Equity attributable to UBS Group AG shareholders	55,313	54,077	50,608	2	9
Equity attributable to non-controlling interests	1,995	1,957	3,760	2	(47)
Total equity	57,308	56,034	54,368	2	5
Total liabilities and equity	942,819	979,746	1,062,478	(4)	(11)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings	Other comprehensive income recognized directly in equity, net of tax¹
Balance as of 1 January 2014	384	33,906	(1,031)	20,608	(5,866)
Issuance of share capital	0
Acquisition of treasury shares			(918)
Disposal of treasury shares			519
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		24
Premium on shares issued and warrants exercised		3
Employee share and share option plans		619
Tax (expense) / benefit recognized in share premium		3
Dividends		(938)²
Equity classified as obligation to purchase own shares		45
Preferred notes
New consolidations and other increases / (decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				2,295	2,625
of which: Net profit / (loss)				3,466
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					2,625
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				(1,172)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Changes to legal structure / reorganization: Effect of establishment of UBS Group AG	(37)	(3,078)		(2,219)	366
Changes to legal structure / reorganization: Increase in UBS Group AG’s ownership interest in UBS AG	24	2,006	37	1,449	(218)
Balance as of 31 December 2014	372	32,590	(1,393)	22,134	(3,093)
Issuance of share capital	0
Acquisition of treasury shares			(1,538)
Disposal of treasury shares			1,275
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(40)
Premium on shares issued and warrants exercised		33
Employee share and share option plans		302
Tax (expense) / benefit recognized in share premium		9
Dividends		(2,760)²
Equity classified as obligation to purchase own shares		1
Preferred notes
New consolidations and other increases / (decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				6,502	(804)
of which: Net profit / (loss)				6,203
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					(804)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				298
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Changes to legal structure / reorganization: Increase in UBS Group AG’s ownership interest in UBS AG	13	1,029	(37)	868	(150)
Balance as of 31 December 2015	385	31,164	(1,693)	29,504	(4,047)

1 Excludes defined benefit plans that are recorded directly in retained earnings.    2 Reflects the payment out of the capital contribution reserve of UBS Group AG (standalone) (2014: UBS AG (standalone)) of CHF 0.75 (2014: CHF 0.25) per CHF 0.10 par value share.

of which: Foreign currency translation	of which: Financial investments available-for-sale	of which: Cash flow hedges	Total equity attributable to UBS Group AG shareholders	Preferred noteholders	Non-controlling interests	Total equity
(7,425)	95	1,463	48,002	1,893	41	49,936
			0			0
			(918)			(918)
			519			519
			24			24
			3			3
			619			619
			3			3
			(938)	(142)	(4)	(1,084)
			45			45
			0	1		1
			0		1	1
			0			0
1,795	141	689	4,920	221	79	5,220
			3,466	142	32	3,640
1,795	141	689	2,625		3	2,628
			(1,172)		(36)	(1,208)
			0	80	80	160
593	(25)	(203)	(4,968)	(1,974)	6,942	0
(369)	16	135	3,299		(3,299)	0
(5,406)	228	2,084	50,608	0	3,760	54,368
			0			0
			(1,538)			(1,538)
			1,275			1,275
			(40)			(40)
			33			33
			302			302
			9			9
			(2,760)		(124)	(2,884)
			1			1
			0			0
			0		1	1
			0		(1)	(1)
(231)	(63)	(509)	5,698		83	5,781
			6,203		183	6,386
(231)	(63)	(509)	(804)		(10)	(814)
			298		5	304
			0		(95)	(95)
(220)	7	63	1,724		(1,724)	0
(5,857)	172	1,638	55,313		1,995	57,308

Liquidity and funding management

Liquidity coverage ratio
	Average 4Q15	Average 3Q15
High-quality liquid assets	208	191
Net cash outflows	163	150
Liquidity coverage ratio (%)	128	127

Capital management

Swiss SRB Basel III available capital versus capital requirements (phase-in)
	Capital ratio (%)				Capital
	Requirement¹	Actual²˒³			Requirement	Actual²˒³
CHF million, except where indicated	31.12.15	31.12.15	30.9.15	31.12.14	31.12.15	31.12.15	30.9.15	31.12.14
Base capital (common equity tier 1 capital)	4.5	4.5	4.5	4.0	9,554	9,554	9,934	8,835
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	5.3⁴	16.8	15.7	15.4	11,236	35,564	34,740	34,027
of which: effect of countercyclical buffer	0.2	0.2	0.2	0.1	356	356	359	322
Progressive buffer capital (low-trigger loss-absorbing capital)	2.8	5.0	4.8	5.2	6,011	10,679	10,566	11,398
Phase-out capital (tier 2 capital)		0.5	0.8	0.9		996	1,667	2,050
Total	12.6	26.8	25.8	25.5	26,800	56,792	56,906	56,310

1 Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.    2 Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 From 31 March 2015 onwards, high-trigger loss-absorbing capital (LAC) is included in the buffer capital. Prior to 31 March 2015, high-trigger LAC was included in the progressive buffer capital.    4 CET1 capital can be substituted by high-trigger LAC up to 2.3% in 2015.

Swiss SRB Basel III capital information
	Phase-in			Fully applied
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	31.12.15	30.9.15	31.12.14
Common equity tier 1 capital
Common equity tier 1 capital	40,378	40,488	42,863	30,044	30,948	28,941
Additional tier 1 capital
High-trigger loss-absorbing capital¹	3,828	3,270	0	3,828	3,270	467
Low-trigger loss-absorbing capital²	353	367	0	2,326	2,308	0
Total additional tier 1 capital³	4,181	3,638	0	6,154	5,578	467
Tier 1 capital	44,559	44,125	42,863	36,198	36,526	29,408
Tier 2 capital
High-trigger loss-absorbing capital	912	916	946	912	916	946
Low-trigger loss-absorbing capital	10,325	10,198	10,451	10,325	10,198	10,451
Phase-out capital	996	1,667	2,050
Total tier 2 capital	12,233	12,781	13,448	11,237	11,114	11,398
Total capital	56,792	56,906	56,310	47,435	47,640	40,806
Common equity tier 1 capital ratio (%)	19.0	18.3	19.4	14.5	14.3	13.4
Tier 1 capital ratio (%)	21.0	20.0	19.4	17.4	16.9	13.6
Total capital ratio (%)	26.8	25.8	25.5	22.9	22.0	18.9
Risk-weighted assets	212,302	220,755	220,877	207,530	216,314	216,462

1 As of 31 December 2014, on a phase-in basis, high-trigger loss-absorbing capital of CHF 467 million was fully offset by required deductions for goodwill.    2 Consists on a phase-in basis of low-trigger loss-absorbing capital (31 December 2015: CHF 2,326 million, 30 September 2015: CHF 2,308 million) partly offset by required deductions for goodwill (31 December 2015: CHF 1,973 million, 30 September 2015: CHF 1,940 million).    3 Includes on a phase-in basis hybrid capital subject to phase-out (31 December 2015: CHF 1,954 million, 30 September 2015: CHF 1,919 million, 31 December 2014: CHF 3,210 million), fully offset by required deductions for goodwill.

Swiss SRB Basel III capital movement
CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 30.9.15	40.5	30.9
Movements during the fourth quarter of 2015:
Operating profit / (loss) before tax	0.2	0.2
Deferred tax assets recognized for tax loss carry-forwards	0.5
Deferred tax assets on temporary differences	0.0	(0.1)
Current tax effect	(0.1)	(0.1)
Defined benefit plans	0.2	0.2
Foreign currency translation effects	0.3	0.0
Other¹	(1.2)	(1.2)
Total movement	(0.1)	(0.9)
Common equity tier 1 capital as of 31.12.15	40.4	30.0
Additional tier 1 capital as of 30.9.15	3.6	5.6
Movements during the fourth quarter of 2015:
Issuance of high-trigger loss-absorbing capital	0.5	0.5
Foreign currency translation effects and other	0.1	0.1
Total movement	0.6	0.6
Additional tier 1 capital as of 31.12.15	4.2	6.2
Tier 2 capital as of 30.9.15	12.8	11.1
Movements during the fourth quarter of 2015:
Repurchase	(0.7)
Foreign currency translation effects and other	0.1	0.1
Total movement	(0.6)	0.1
Tier 2 capital as of 31.12.15	12.2	11.2
Total capital as of 31.12.15	56.8	47.4
Total capital as of 30.9.15	56.9	47.6
1 Includes accruals for dividends to shareholders.

Reconciliation IFRS equity to Swiss SRB Basel III capital
	Phase-in			Fully applied
CHF million	31.12.15	30.9.15	31.12.14	31.12.15	30.9.15	31.12.14
Equity attributable to UBS Group AG shareholders	55,313	54,077	50,608	55,313	54,077	50,608
Equity attributable to non-controlling interests in UBS AG			1,702			1,702
Equity attributable to preferred noteholders and other non-controlling interests	1,995	1,957	2,058	1,995	1,957	2,058
Total IFRS equity	57,308	56,034	54,368	57,308	56,034	54,368
Equity attributable to preferred noteholders and other non-controlling interests	(1,995)	(1,957)	(2,058)	(1,995)	(1,957)	(2,058)
Defined benefit plans (before phase-in, as applicable)¹			3,997	(50)	0	0
Defined benefit plans, phase-in²	(20)	0	(799)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)				(7,468)	(6,506)	(8,047)
Deferred tax assets recognized for tax loss carry-forwards, phase-in²	(2,988)	(2,602)	(1,605)
Deferred tax assets on temporary differences, excess over threshold	(702)	(667)	0	(2,598)	(2,443)	(604)
Goodwill, net of tax, less hybrid capital and loss-absorbing capital³	(2,618)	(2,573)	(3,010)	(6,545)	(6,432)	(6,687)
Intangible assets, net of tax	(323)	(339)	(410)	(323)	(339)	(410)
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,638)	(2,056)	(2,156)	(1,638)	(2,056)	(2,156)
Compensation and own shares-related capital components (not recognized in net profit)	(1,383)	(1,527)	(1,219)	(1,383)	(1,527)	(1,219)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(442)	(462)	136	(442)	(462)	136
Unrealized gains related to financial investments available-for-sale, net of tax	(402)	(351)	(384)	(402)	(351)	(384)
Prudential valuation adjustments	(83)	(61)	(123)	(83)	(61)	(123)
Consolidation scope	(130)	(85)	(88)	(130)	(85)	(88)
Other⁴	(4,206)	(2,865)	(3,786)	(4,206)	(2,865)	(3,786)
Common equity tier 1 capital	40,378	40,488	42,863	30,044	30,948	28,941
High-trigger loss-absorbing capital	3,828	3,270	467	3,828	3,270	467
Low-trigger loss-absorbing capital	2,326	2,308	0	2,326	2,308	0
Hybrid capital subject to phase-out	1,954	1,919	3,210
Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital	(3,927)	(3,859)	(3,677)
Additional tier 1 capital	4,181	3,638	0	6,154	5,578	467
Tier 1 capital	44,559	44,125	42,863	36,198	36,526	29,408
Tier 2 capital	12,233	12,781	13,448	11,237	11,114	11,398
Total capital	56,792	56,906	56,310	47,435	47,640	40,806

1 Phase-in number net of tax, fully applied number pre-tax.    2 As of 31 December 2015 and 30 September 2015 the phase-in deduction applied was 40%, as of 31 December 2014 the phase-in deduction applied was 20%. Refer to the "Capital management" section of our Annual report 2014 for more information on the phase-in deductions.    3 Includes goodwill related to significant investments in financial institutions of CHF 360 million.    4 Includes accruals for dividends to shareholders of approximately CHF 3.2 billion (as of 31 December 2015), the net charge for the compensation-related increase in high-trigger loss-absorbing capital for tier 2 and additional tier 1 capital and other items.

Basel III risk-weighted assets by risk type, exposure and business division and Corporate Center unit
	31.12.15
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA	Total capital requirement¹
Credit risk	12.6	8.5	32.9	1.7	35.5	1.3	5.0	6.9	104.4	13.2
Advanced IRB approach	8.5	3.4	31.2	1.0	32.0	0.2	3.9	5.0	85.2	10.8
Sovereigns²	0.0	0.0	0.1	0.0	0.5	0.0	2.0	0.1	2.7	0.3
Banks²	0.0	0.0	1.1	0.0	5.1	0.0	0.9	0.8	7.9	1.0
Corporates²	0.5	0.0	15.1	0.0	23.5	0.0	1.0	1.7	41.8	5.3
Retail	7.4	3.3	13.6	0.0	0.0	0.0	0.0	0.0	24.2	3.1
Other³	0.6	0.1	1.4	1.0	2.9	0.1	0.1	2.3	8.6	1.1
Standardized approach	4.1	5.1	1.7	0.7	3.6	1.1	1.0	2.0	19.2	2.4
Sovereigns	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0
Banks	0.1	0.4	0.1	0.1	0.1	0.1	0.0	0.2	1.1	0.1
Corporates	1.2	1.2	0.1	0.6	1.7	1.0	0.3	1.0	7.1	0.9
Central counterparties²	0.0	0.0	0.0	0.0	1.8	0.0	0.7	0.3	2.8	0.4
Retail	2.3	3.4	0.1	0.0	0.0	0.0	0.0	0.0	5.8	0.7
Other³	0.3	0.1	1.4	0.0	(0.1)	0.0	0.0	0.4	2.1	0.3
Non-counterparty-related risk	0.1	0.0	0.1	0.0	0.1	20.5	0.0	0.0	20.7	2.6
Market risk	0.0	1.0	0.0	0.0	10.5	(2.9)⁴	0.9	2.6	12.1	1.5
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.6	(0.8)	0.1	0.4	1.5	0.2
Stressed value-at-risk (SVaR)	0.0	0.4	0.0	0.0	2.9	(1.4)	0.2	0.6	2.8	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	3.3	0.0	0.1	0.8	4.2	0.5
Incremental risk charge (IRC)	0.0	0.4	0.0	0.0	2.5	(0.8)	0.5	0.2	2.7	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization / re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.5	0.7	0.1
Operational risk	12.6	12.4	1.6	0.9	16.8	9.5	0.1	21.1	75.1	9.5
of which: incremental RWA⁵	5.5	1.7	0.5	0.0	0.0	3.0	0.0	2.6	13.3	1.7
Total RWA, phase-in	25.3	21.9	34.6	2.6	62.9	28.3	6.0	30.7	212.3	26.8
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	4.7	0.0	0.0	4.8
Total RWA, fully applied	25.3	21.9	34.6	2.6	62.9	23.6	6.0	30.7	207.5

1 Calculated based on our Swiss SRB Basel III total capital requirement of 12.6% of RWA.    2 Includes stressed expected positive exposures.    3 Includes securitization / re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    5 Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.    6 Phase-out items are entirely related to non-counterparty-related risk RWA.

Basel III risk-weighted assets by risk type, exposure and business division and Corporate Center unit
	31.12.15 vs 30.9.15
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	(0.6)	(0.1)	(0.4)	(0.5)	(1.0)	0.0	0.4	(1.7)	(3.8)
Advanced IRB approach	(0.4)	0.2	(0.3)	(0.1)	(0.6)	0.0	1.9	(1.2)	(0.3)
Sovereigns	0.0	0.0	0.0	0.0	(0.1)	0.0	1.6	0.0	1.5
Banks	0.0	0.0	0.1	0.0	0.3	(0.1)	0.2	(0.2)	0.4
Corporates	0.0	0.0	(0.3)	0.0	(0.4)	0.0	0.2	(0.6)	(1.1)
Retail	(0.3)	0.3	0.1	0.0	0.0	0.0	0.0	0.0	(0.1)
Other	(0.1)	0.0	(0.2)	(0.1)	(0.3)	0.0	0.0	(0.5)	(1.0)
Standardized approach	(0.2)	(0.3)	(0.1)	(0.4)	(0.3)	0.0	(1.6)	(0.4)	(3.5)
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Banks	0.0	0.0	0.0	0.0	(0.1)	0.1	(0.9)	0.0	(1.0)
Corporates	(0.2)	(2.1)	(0.2)	(0.3)	(0.2)	0.0	(0.6)	0.1	(3.5)
Central counterparties	0.0	0.0	0.0	0.0	0.1	0.0	(0.1)	(0.3)	(0.3)
Retail	0.0	1.8	0.0	0.0	0.0	0.0	0.0	0.0	1.8
Other	(0.1)	0.0	0.1	(0.1)	(0.1)	0.0	0.0	(0.4)	(0.6)
Non-counterparty-related risk	0.0	0.0	0.0	0.0	0.0	0.5	0.0	0.0	0.4
Market risk	0.0	(0.2)	0.0	0.0	(4.0)	1.2	(1.6)	(0.4)	(5.2)
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	(0.6)	0.3	(0.5)	0.0	(0.7)
Stressed value-at-risk (SVaR)	0.0	0.0	0.0	0.0	(1.8)	0.8	(0.9)	(0.2)	(2.0)
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	(2.0)	0.0	(0.3)	(0.2)	(2.5)
Incremental risk charge (IRC)	0.0	(0.2)	0.0	0.0	0.4	0.0	0.0	0.0	0.1
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securitization / re-securitization in the trading book	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	(0.1)
Operational risk	(0.2)	(0.1)	0.0	0.0	(0.3)	(0.1)	0.0	0.7	0.1
of which: incremental RWA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total RWA, phase-in	(0.8)	(0.4)	(0.3)	(0.5)	(5.3)	1.5	(1.3)	(1.4)	(8.5)
Phase-out items	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.4
Total RWA, fully applied	(0.8)	(0.4)	(0.3)	(0.5)	(5.3)	1.3	(1.3)	(1.4)	(8.8)

Changes in fully applied risk-weighted assets by key driver
CHF billion	RWA as of 30.9.15	Currency effects	Book size and other	Methodology changes and regulatory add-ons	RWA as of 31.12.15
Credit risk	108	2	(7)	2	104
Non-counterparty-related risk	16	0	0	0	16
Market risk	17	0	(4)	(1)	12
Operational risk	75	0	0	0	75
Total	216	2	(11)	1	208

Swiss SRB leverage ratio requirements (phase-in)
	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
	Requirement¹	Actual²˒³˒⁴			Requirement	Actual²˒³˒⁴
CHF million, except where indicated	31.12.15	31.12.15	30.9.15	31.12.14	31.12.15	31.12.15	30.9.15	31.12.14
Base capital (common equity tier 1 capital)	1.1	1.1	1.1	1.0	9,763	9,763	10,283	9,647
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	1.2⁵	3.9	3.6	3.3	11,119	35,354	34,390	33,216
Progressive buffer capital (low-trigger loss-absorbing capital)	0.7	1.2	1.1	1.1	6,143	10,679	10,566	11,398
Total	3.0	6.2	5.8	5.4	27,026	55,796	55,239	54,260

1 Requirements for base capital (24% of 4.5%), buffer capital (24% of 5.1%) and progressive buffer capital (24% of 2.8%). The total leverage ratio requirement of 3.0% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a total leverage ratio target of 3.5%, which will be effective until it is exceeded by the Swiss SRB Basel III phase-in requirement.    2 Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 Since 31 March 2015, high-trigger loss-absorbing capital (LAC) is included in the buffer capital. As of 31 December 2014, high-trigger LAC was included in the progressive buffer capital.    4  The leverage ratio denominator (LRD) used to calculate the requirements is calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, these are fully aligned to the BIS Basel III rules and the LRD is reported on a spot basis. Prior to the alignment to BIS rules, the LRD was calculated based on former FINMA rules and reported on a 3-month average basis.    5 CET1 capital can be substituted by high-trigger LAC up to 0.5% in 2015.

Swiss SRB leverage ratio¹
	Swiss SRB (new)		Swiss SRB (former)
CHF million, except where indicated	As of 31.12.15	As of 30.9.15	Average 3Q15	Average 4Q14
IFRS total assets	942,819	979,746	980,970	1,057,361
Difference between IFRS and regulatory scope of consolidation²	(16,763)	(17,425)	(17,873)	(18,525)
Less derivative exposures and securities financing transactions³	(300,834)	(326,499)	(325,744)	(394,192)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	625,222	635,822	637,353	644,644
Derivative exposures³	128,866	136,680	132,227	169,267
Securities financing transactions³	120,086	130,895	98,450	97,905
Off-balance sheet items	41,132	48,519	76,307	88,750
Other adjustments⁴			18,518	19,184
Items deducted from Swiss SRB tier 1 capital, phase-in	(11,291)	(10,699)	(10,699)	(14,879)
Total exposures (leverage ratio denominator), phase-in⁵	904,014	941,216	952,156	1,004,869
Additional items deducted from Swiss SRB tier 1 capital, fully applied	(6,407)	(5,680)	(5,680)	(7,047)
Total exposures (leverage ratio denominator), fully applied⁵	897,607	935,536	946,476	997,822

Phase-in	31.12.15	30.9.15	30.9.15	31.12.14
Common equity tier 1 capital	40,378	40,488	40,488	42,863
Loss-absorbing capital	15,418	14,752	14,752	11,398
Common equity tier 1 capital including loss-absorbing capital	55,796	55,239	55,239	54,260
Swiss SRB leverage ratio (%)	6.2	5.9	5.8	5.4

Fully applied	31.12.15	30.9.15	30.9.15	31.12.14
Common equity tier 1 capital	30,044	30,948	30,948	28,941
Loss-absorbing capital	17,391	16,692	16,692	11,865
Common equity tier 1 capital including loss-absorbing capital	47,435	47,640	47,640	40,806
Swiss SRB leverage ratio (%)	5.3	5.1	5.0	4.1

1 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator (LRD) calculation is fully aligned to the BIS Basel III rules and the LRD is reported on a spot basis. For comparison purposes, the equivalent number for 30 September 2015 is provided on a pro-forma basis. Prior to the alignment to BIS rules, the LRD was calculated based on former FINMA rules and reported on a 3-month average basis and is therefore not fully comparable to the LRD reported for 31 December 2015, although the presentation format was aligned.    2 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    3 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately in this table.    4 Includes assets of entities consolidated under IFRS but not in regulatory scope of consolidation, which had to be included under the former Swiss SRB LRD calculation rules.    5 In accordance with former Swiss SRB LRD calculation rules, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Swiss SRB leverage ratio denominator by business division and Corporate Center unit¹
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-Core and Legacy Portfolio	Total LRD
As of 31.12.15
IFRS total assets	119.9	61.0	141.2	12.9	253.5	22.6	237.5	94.4	942.8
Difference between IFRS and regulatory scope of consolidation²	(6.0)	(0.2)	0.0	(10.2)	(0.7)	0.0	0.3	0.0	(16.8)
Less derivative exposures and securities financing transactions³	(2.0)	(1.8)	(2.7)	0.0	(139.4)	0.0	(67.0)	(87.9)	(300.8)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	111.8	59.0	138.5	2.7	113.5	22.5	170.8	6.5	625.2
Derivative exposures³	4.0	1.7	3.5	0.0	81.8	0.0	1.5	36.3	128.9
Securities financing transactions³	0.0	1.1	0.0	0.0	48.6	0.0	67.8	2.5	120.1
Off-balance sheet items	3.2	1.0	11.9	0.0	24.1	0.0	0.0	0.8	41.1
Items deducted from Swiss SRB tier 1 capital, phase-in						(11.3)			(11.3)
Total exposures (leverage ratio denominator), phase-in	119.0	62.9	153.8	2.7	268.0	11.3	240.2	46.2	904.0
Additional items deducted from Swiss SRB tier 1 capital, fully applied						(6.4)			(6.4)
Total exposures (leverage ratio denominator), fully applied	119.0	62.9	153.8	2.7	268.0	4.8	240.2	46.2	897.6

Average 3Q15
IFRS total assets	125.1	57.5	141.6	15.4	279.6	20.2	230.6	111.1	981.0
Difference between IFRS and regulatory scope of consolidation²	(6.1)	(0.2)	0.0	(10.8)	(0.9)	(0.1)	0.3	0.0	(17.9)
Less derivative exposures and securities financing transactions³	(2.8)	(1.9)	(2.7)	0.0	(147.5)	0.0	(80.6)	(90.1)	(325.7)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	116.1	55.4	138.8	4.5	131.2	20.0	150.3	21.0	637.4
Derivative exposures³	4.2	0.8	3.4	0.0	69.3	0.0	19.1	35.4	132.2
Securities financing transactions³	0.0	1.0	0.0	0.0	39.9	0.0	57.4	0.2	98.4
Off-balance sheet items	4.1	2.1	20.2	0.0	47.6	0.0	0.0	2.2	76.3
Other adjustments⁴	6.1	0.1	0.0	10.8	1.1	0.0	0.2	0.0	18.5
Items deducted from Swiss SRB tier 1 capital, phase-in						(10.7)			(10.7)
Total exposures (leverage ratio denominator), phase-in⁵	130.5	59.5	162.5	15.4	289.1	9.4	227.0	58.8	952.2
Additional items deducted from Swiss SRB tier 1 capital, fully applied						(5.7)			(5.7)
Total exposures (leverage ratio denominator), fully applied⁵	130.5	59.5	162.5	15.4	289.1	3.7	227.0	58.8	946.5

Average 4Q14
IFRS total assets	127.6	54.4	143.8	14.8	291.5	19.4	236.3	169.6	1,057.4
Difference between IFRS and regulatory scope of consolidation²	(6.5)	(0.3)	0.0	(11.2)	(0.7)	(0.1)	0.3	0.0	(18.5)
Less derivative exposures and securities financing transactions³	(2.9)	(1.6)	(2.6)	(0.2)	(155.2)	0.0	(78.7)	(153.0)	(394.2)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	118.2	52.5	141.2	3.5	135.5	19.2	157.9	16.6	644.6
Derivative exposures³	4.0	0.9	3.4	0.2	74.5	0.0	14.2	72.0	169.3
Securities financing transactions³	0.0	0.7	0.0	0.0	32.8	0.0	64.0	0.5	97.9
Off-balance sheet items	9.5	9.0	21.2	0.0	44.5	0.0	0.0	4.4	88.7
Other adjustments⁴	6.6	0.2	0.1	11.2	0.9	0.0	0.2	0.0	19.2
Items deducted from Swiss SRB tier 1 capital, phase-in						(14.9)			(14.9)
Total exposures (leverage ratio denominator), phase-in⁵	138.3	63.3	165.9	14.9	288.3	4.5	236.3	93.4	1,004.9
Additional items deducted from Swiss SRB tier 1 capital, fully applied						(7.0)			(7.0)
Total exposures (leverage ratio denominator), fully applied⁵	138.3	63.3	165.9	14.9	288.3	(2.6)	236.3	93.4	997.8

1 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator (LRD) calculation is fully aligned to the BIS Basel III rules and the LRD is reported on a spot basis. Prior to the alignment to BIS rules, the LRD was calculated based on former FINMA rules and reported on a 3-month average basis and is therefore not fully comparable to the LRD reported for 31 December 2015, although the presentation format was aligned.    2 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    3 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately in this table.    4 Includes assets of entities consolidated under IFRS but not in regulatory scope of consolidation, which had to be included under the former Swiss SRB LRD calculation rules.    5 In accordance with former Swiss SRB LRD calculation rules, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Changes in fully applied leverage ratio denominator by key driver¹
CHF billion	LRD as of 30.9.15	Currency effects	Book size and other	Methodology changes	LRD as of 31.12.15
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)²	636	8	(15)	(4)	625
Derivative exposures	137	2	(10)	0	129
Securities financing transactions	131	2	(6)	(7)	120
Off-balance sheet items	49	1	(6)	(3)	41
Deduction items	(16)	0	(1)	0	(18)
Total	936	13	(37)	(14)	898

1 The leverage ratio denominator (LRD) is calculated in accordance with Swiss SRB rules based on the regulatory scope of consolidation. From 31 December 2015 onwards, these are fully aligned to the BIS Basel III rules and the LRD is reported on a spot basis. This table compares the 31 December 2015 LRD with the equivalent 30 September 2015 LRD, which is provided on a pro-forma basis.    2 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately in this table.

BIS Basel III leverage ratio
CHF million, except where indicated
Phase-in	31.12.15	30.9.15
BIS Basel III tier 1 capital	44,559	44,125
Total exposures (leverage ratio denominator)	904,014	941,216
BIS Basel III leverage ratio (%)	4.9	4.7

Fully applied	31.12.15	30.9.15
BIS Basel III tier 1 capital	36,198	36,526
Total exposures (leverage ratio denominator)	897,607	935,536
BIS Basel III leverage ratio (%)	4.0	3.9

Average attributed equity
	For the quarter ended			Year ended
CHF billion	31.12.15	30.9.15	31.12.14	31.12.15	31.12.14
Wealth Management	3.4	3.5	3.5	3.5	3.4
Wealth Management Americas	2.5	2.6	2.7	2.5	2.7
Personal & Corporate Banking	3.9	3.9	4.0	3.9	4.1
Asset Management	1.5	1.6	1.7	1.6	1.7
Investment Bank	7.3	7.3	7.5	7.3	7.6
Corporate Center	24.7	26.4	19.8	25.8	20.5
of which: Services	18.8	20.4	12.5	19.6	12.3
of which: Group items	17.3	19.0	11.4	18.2	11.3
of which: Group ALM	3.2	3.2	3.3	3.3	3.2
of which: Non-core and Legacy Portfolio	2.7	2.8	4.0	2.9	4.9
Average equity attributed to the business divisions and Corporate Center	43.3	45.3	39.2	44.6	39.9
Difference	11.4	6.8	11.5	7.8	9.8
Average equity attributable to UBS Group AG shareholders	54.7	52.1	50.7	52.4	49.7

Return on attributed equity and return on equity¹
	For the quarter ended			Year ended
In %	31.12.15	30.9.15	31.12.14	31.12.15	31.12.14
Wealth Management	40.5	73.0	73.8	77.4	67.9
Wealth Management Americas	2.2	39.8	31.3	29.0	33.6
Personal & Corporate Banking	36.4	47.8	34.0	41.9	36.7
Asset Management	45.6	28.5	20.0	36.5	27.5
Investment Bank	4.4	27.2	11.6	25.9	(1.1)
UBS Group	6.9	15.9	6.8	11.8	7.0

1 Return on attributed equity shown for the business divisions and return on equity attributable to UBS Group AG shareholders shown for UBS Group. Return on attributed equity for Corporate Center is not shown, as it is not meaningful.

UBS shares

UBS Group share information
	As of or for the quarter ended			% change from
	31.12.15	30.9.15	31.12.14	30.9.15
Shares issued	3,849,731,535	3,849,167,383	3,717,128,324	0
Treasury shares	98,706,275	96,325,993	87,871,737	2
Shares outstanding	3,751,025,260	3,752,841,390	3,629,256,587	0
Basic earnings per share (CHF)	0.25	0.56	0.24	(55)
Diluted earnings per share (CHF)	0.25	0.54	0.23	(54)
Equity attributable to UBS Group AG shareholders (CHF million)	55,313	54,077	50,608	2
Less: goodwill and intangible assets (CHF million)¹	6,568	6,441	6,564	2
Tangible equity attributable to UBS Group AG shareholders (CHF million)	48,745	47,636	44,044	2
Total book value per share (CHF)	14.75	14.41	13.94	2
Tangible book value per share (CHF)	13.00	12.69	12.14	2
Share price (CHF)	19.52	18.01	17.09	8
Market capitalization (CHF million)²	75,147	69,324	63,526	8

1 Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 31 December 2014 have been adjusted to reflect the non-controlling interests in UBS AG as of that date.    2 Market capitalization is calculated based on the total shares issued multiplied by the share price at period end.

Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or for the year ended
	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14

Basic earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	949	2,068	858	(54)	11	6,203	3,466

Diluted earnings (CHF million)
Net profit / (loss) attributable to UBS Group AG shareholders	949	2,068	858	(54)	11	6,203	3,466
Less: (profit) / loss on UBS Group AG equity derivative contracts	0	0	0			0	0
Net profit / (loss) attributable to UBS Group AG shareholders for diluted EPS	949	2,068	858	(54)	11	6,203	3,466

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,752,415,299	3,708,517,262	3,609,583,799	1	4	3,690,375,879	3,720,188,713
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	99,695,884	93,036,324	90,437,101	7	10	90,898,386	85,325,322
Weighted average shares outstanding for diluted EPS	3,852,111,183	3,801,553,586	3,700,020,900	1	4	3,781,274,265	3,805,514,035

Earnings per share (CHF)
Basic	0.25	0.56	0.24	(55)	4	1.68	0.93
Diluted	0.25	0.54	0.23	(54)	9	1.64	0.91

Shares outstanding
Shares issued	3,849,731,535	3,849,167,383	3,717,128,324	0	4
Treasury shares	98,706,275	96,325,993	87,871,737	2	12
Shares outstanding	3,751,025,260	3,752,841,390	3,629,256,587	0	3

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

	As of or for the quarter ended			% change from		As of or for the year ended
Number of shares	31.12.15	30.9.15	31.12.14	3Q15	4Q14	31.12.15	31.12.14

Potentially dilutive instruments
Employee share-based compensation awards	67,766,835	72,290,211	94,335,120	(6)	(28)	67,766,835	94,335,120
Other equity derivative contracts	6,341,855	6,653,441	7,117,353	(5)	(11)	6,061,848	6,728,173
Total	74,108,690	78,943,652	101,452,473	(6)	(27)	73,828,683	101,063,293

Provisions and litigation, regulatory
and similar matters

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2014	50	3,053	647	23	153	215	224	4,366
Balance as of 30 September 2015	51	2,899	649	35	156	200	106	4,097
Increase in provisions recognized in the income statement	10	379	71	5	0	4	26	496
Release of provisions recognized in the income statement	0	(13)	(45)	0	0	(8)	(8)	(75)
Provisions used in conformity with designated purpose	(12)	(320)	(70)	0	(5)	0	(7)	(414)
Capitalized reinstatement costs	0	0	0	0	3	0	0	3
Reclassifications	0	0	0	(5)	0	0	0	(5)
Foreign currency translation / unwind of discount	(2)	38	19	0	3	2	2	62
Balance as of 31 December 2015	47	2,983	624³	35	157⁴	198⁵	120	4,164

1 Comprises provisions for losses resulting from security risks and transaction processing risks. 2 Comprises provisions for losses resulting from legal, liability and compliance risks. 3 Includes personnel-related restructuring provisions of CHF 110 million as of 31 December 2015 (30 September 2015: CHF 111 million; 31 December 2014: CHF 116 million) and provisions for onerous lease contracts of CHF 514 million as of 31 December 2015 (30 September 2015: CHF 538 million; 31 December 2014: CHF 530 million). 4 Includes reinstatement costs for leasehold improvements of CHF 95 million as of 31 December 2015 (30 September 2015: CHF 92 million; 31 December 2014: CHF 98 million) and provisions for onerous lease contracts of CHF 62 million as of 31 December 2015 (30 September 2015: CHF 64 million; 31 December 2014: CHF 55 million). 5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in part b) of this section below. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this section may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in part a) of this section above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement (NPA) described in paragraph 5 of this section, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of our third quarter 2015 report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2014	188	209	92	53	1,258	312	0	941	3,053
Balance as of 30 September 2015	171	270	84	17	751	310	0	1,297	2,899
Increase in provisions recognized in the income statement	81	238	0	0	2	0	0	58	379
Release of provisions recognized in the income statement	(3)	(3)	0	(3)	(1)	0	0	(3)	(13)
Provisions used in conformity with designated purpose	(5)	(55)	(1)	1	(156)	0	0	(105)	(320)
Foreign currency translation / unwind of discount	1	9	0	0	(10)	0	0	37	38
Balance as of 31 December 2015	245	459	83	16	585	310	0	1,284	2,983

1 Provisions, if any, for the matters described in this section are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (items 2 and 8). Provisions, if any, for the matters described in this section in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in item 5 are allocated between the Investment Bank and Corporate Center – Services.

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed an application with the European Court of Human Rights to challenge various aspects of the French court’s decision. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings.

 In March 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was reduced by the Court of Appeals in May 2015 to EUR 10 million.

In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge. Separately, in 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and know your customer obligations. It imposed a penalty of EUR 10 million, which was paid.

In January 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 December 2015 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 6.5 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 6.5 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3.4 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 3.1 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York. The Kansas court partially granted UBS’s motion to dismiss in 2013 and held that the NCUA’s claims for 10 of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 400 million. The original principal balance at issue in the Southern District of New York case is approximately USD 400 million. In May 2015 the Kansas court, relying on a March 2015 decision rendered by the US Court of Appeals for the Tenth Circuit in a case filed by the NCUA against Barclays Capital, Inc., granted a motion for reconsideration filed by the NCUA and reinstated the NCUA’s claims against UBS for the 10 certificates that had been dismissed in 2013.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 28 January 2016. In the table, “Resolved demands” are considered to be finally resolved, and include demands that are time-barred under the decision rendered by the New York Court of Appeals on 11 June 2015 in Ace Securities vs. DB Structured Products (Ace Decision). Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans¹
USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015	2016, through 28 January	Total

Resolved demands
Loan repurchases / make whole payments by UBS	12	1								13
Demands barred by statute of limitations		1	2	3	18	519	260			803
Demands rescinded by counterparty	110	104	19	303	237					773
Demands resolved in litigation	1	21								21

Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72			403

Demands in dispute
Demands in litigation			346	732	1,041					2,118
Demands in review by UBS				1						1
Total	122	205	368	1,084	1,404	618	332	0	0	4,133
1 Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called Option ARM loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

Any future repurchase demands should be time-barred by virtue of the Ace Decision.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In September 2015, the Eastern District of New York identified a number of transactions that are currently the focus of their inquiry, as to which we are providing additional information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 31 December 2015 reflected a provision of USD 1,218 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2014	849
Balance as of 30 September 2015	1,174
Increase in provision recognized in the income statement	55
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(11)
Balance as of 31 December 2015	1,218

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In July 2014, the Luxembourg Court of Appeal dismissed one test appeal in its entirety, which decision was appealed by the investor. In July 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor's appeal. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In July 2015, following a motion by UBS, the Southern District of New York dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest (approximately EUR 13.5 million). UBS filed an application for leave to appeal the decision. That application was rejected by the German Federal Supreme Court in December 2015, meaning that the Court of Appeal’s decision is final.

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 1.5 billion, of which claims with aggregate claimed damages of approximately USD 284 million have been resolved through settlements or arbitration. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants are seeking leave to appeal that ruling to the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint. In March 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed USD 3.5 million to an investor education fund, offered USD 1.68 million in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate. That review resulted in an additional USD 2.1 million in restitution being offered to certain investors.

In September 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million (which includes USD 1.18 million in disgorgement, a civil penalty of USD 13.63 million and pre-judgment interest), and USD 18.5 million in the FINRA matter (which includes up to USD 11 million in restitution to 165 UBS PR customers and a civil penalty of USD 7.5 million). The SEC settlement involves a charge against UBS PR of failing to supervise the activities of a former financial advisor who had recommended the impermissible investment of non-purpose loan proceeds into the UBS PR closed-end funds, in violation of firm policy and the customer loan agreements. In the FINRA settlement, UBS PR is alleged to have failed to supervise certain customer accounts which were both more than 75% invested in UBS PR closed-end funds and leveraged against those positions. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim, but that dismissal was subsequently overturned on appeal. Defendants have renewed their motion to dismiss the complaint on grounds not addressed when the court issued its prior ruling.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. A motion for class certification was denied without prejudice to the right to refile the motion after limited discovery, and that motion has since been refiled.

In June 2015 Puerto Rico’s Governor stated that the Commonwealth is unable to meet its obligations. In addition, certain agencies and public corporations of the Commonwealth have held discussions with their creditors to restructure their outstanding debt, and certain agencies and public corporations of the Commonwealth have defaulted on certain of their interest payments that were due in August 2015 and January 2016.   The United States Supreme Court has agreed to hear Puerto Rico’s appeal of a US  District Court’s invalidation of the Puerto Rico Public Corporations Debt Enforcement and Recovery Act (the “Debt Enforcement and Recovery Act”), under which Puerto Rico's public corporations would be permitted to effect a mandatory restructuring of their respective debts with a specified creditor vote that would be binding on all applicable creditors, once approved by a court or, in the alternative, under a court-supervised bankruptcy type restructuring.  The foregoing events, any further defaults by the Commonwealth or its agencies and public corporations on (or any debt restructurings proposed by them with respect to) their outstanding debt, a Supreme Court decision upholding the Debt Enforcement and  Recovery Act (or sending it back to the District Court for further proceedings) and any further actions taken by Puerto Rico's public corporations under such Act, as well as any market reactions to any of the foregoing, may increase the number of claims against UBS concerning Puerto Rico securities as well as potential damages sought.

Our balance sheet at 31 December 2015 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation/collusion with traders at other banks, to manipulate foreign exchange benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for UBS’s benefit, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. In 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that certain banks had internal control deficiencies with respect to their foreign exchange trading operations.

In May 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million fine and a three-year term of probation. The criminal information charges that between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 9 May 2016. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with customers and collusion with other participants in certain foreign exchange markets.

In May 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty. The Federal Reserve Order is based on the Federal Reserve Board’s finding that UBS AG had deficient policies and procedures that prevented UBS AG from detecting and addressing unsafe and unsound conduct by foreign exchange traders and salespeople, including disclosures to traders of other institutions of confidential customer information, agreements with traders of other institutions to coordinate foreign exchange trading in a manner to influence certain foreign exchange benchmarks fixes and market prices, and trading strategies that raised potential conflicts of interest, possible agreements with traders of other institutions regarding bid/offer spreads offered to foreign exchange customers, the provision of information to customers regarding price quotes and how a customer’s foreign exchange order is filled.

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR/USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional leniency by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation.

In October 2015, UBS AG settled charges with the SEC relating to structured notes issued by UBS AG that were linked to the UBS V10 Currency Index with Volatility Cap. The SEC alleged that UBS negligently made certain statements and omissions in the offer and sale of the notes that violated Section 17(a)(2) of the Securities Act of 1933. Pursuant to the settlement, and without admitting or denying the SEC’s findings, UBS agreed to pay a total of USD 19.5 million, consisting of USD 10 million in disgorgement, a USD 8 million penalty, and USD 1.5 million in prejudgment interest. UBS AG also agreed to pay USD 5.5 million of the disgorgement funds to investors who purchased the SEC-registered V10 notes. In addition, we have determined to compensate clients who purchased V10 instruments that were not registered with the SEC.

Investigations relating to foreign exchange matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In March 2015, UBS entered into a settlement agreement to resolve those actions. In 2015, additional putative class actions have been filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since January 1, 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In July 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the actions described above. In August 2015, UBS entered into an amended settlement agreement that would resolve all of these claims. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

In June 2015, a putative class action was filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, Swiss franc (CHF) LIBOR, Euro LIBOR, US dollar (USD) LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In May 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. Sentencing is currently scheduled for 9 May 2016.

The MAS, HKMA and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to CHF LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending are actions asserting losses related to various products whose interest rate was linked to USD LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR or USD ISDAFIX rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the CEA, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. In 2015, the court in the US dollar action granted certain plaintiffs permission to assert common law fraud claims against UBS and other defendants. Certain plaintiffs have also appealed the dismissal of their US dollar antitrust claims; this appeal remains pending. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed the plaintiff’s federal antitrust and state unjust enrichment claims and dismissed a portion of the plaintiff’s CEA claims. In 2015, the court in that Euroyen TIBOR case dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. UBS and other defendants in other lawsuits including those related to EURIBOR, CHF LIBOR and GBP LIBOR have filed motions to dismiss.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages. UBS and other defendants have filed a motion to dismiss, which remains pending.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US treasury securities since 2007. The complaints generally allege that the banks colluded with respect to and manipulated prices of US treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the Southern District of New York. Following filing of these complaints, UBS and reportedly other banks have received requests for information from various authorities regarding US treasury securities and other government bond trading practices.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2015 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2015 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.4 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in administrative and judicial proceedings. In May 2015, the administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. This decision has been appealed.

8. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against 13 credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections and presented our position in an oral hearing in 2014. In December 2015, the EC issued a statement that it had decided to close its investigation against all 13 dealers, including UBS. The EC’s investigation regarding Markit and ISDA is ongoing. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against 12 dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint. In September 2015, UBS and the other defendants entered into settlement agreements to resolve the litigation, pursuant to which UBS has paid USD 75 million out of a total settlement amount paid by all defendants of approximately USD 1.865 billion. The agreements have received preliminary court approval but are subject to final court approval.

UBS AG (consolidated) information

UBS AG (consolidated) key figures
	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.15	30.9.15	31.12.14	31.12.15	31.12.14

Results
Operating income	6,771	7,189	6,745	30,605	28,026
Operating expenses	6,543	6,401	6,333	25,198	25,557
Operating profit / (loss) before tax	228	788	412	5,407	2,469
Net profit / (loss) attributable to UBS AG shareholders	950	2,083	893	6,235	3,502

Key performance indicators¹
Profitability
Return on tangible equity (%)	8.1	18.1	8.2	13.5	8.2
Return on assets, gross (%)	2.8	3.0	2.6	3.1	2.8
Cost / income ratio (%)	95.8	88.7	93.1	82.0	90.9
Growth
Net profit growth (%)	(54.4)	76.8	17.2	78.0	10.4
Net new money growth for combined wealth management businesses (%)³	2.9	0.8	1.7	2.2	2.5
Resources
Common equity tier 1 capital ratio (fully applied, %)²	15.4	15.3	14.2	15.4	14.2
Leverage ratio (phase-in, %)⁴	5.7	5.3	5.4	5.7	5.4

Additional information
Profitability
Return on equity (RoE) (%)	6.9	15.7	6.9	11.7	7.0
Return on risk-weighted assets, gross (%)⁵	12.6	13.3	12.3	14.1	12.4
Resources
Total assets	943,256	981,891	1,062,327	943,256	1,062,327
Equity attributable to UBS AG shareholders	55,248	54,126	52,108	55,248	52,108
Common equity tier 1 capital (fully applied)²	32,042	33,183	30,805	32,042	30,805
Common equity tier 1 capital (phase-in)²	41,516	40,581	44,090	41,516	44,090
Risk-weighted assets (fully applied)²	208,186	217,472	217,158	208,186	217,158
Risk-weighted assets (phase-in)²	212,609	221,410	221,150	212,609	221,150
Common equity tier 1 capital ratio (phase-in, %)²	19.5	18.3	19.9	19.5	19.9
Total capital ratio (fully applied, %)²	21.0	19.9	19.0	21.0	19.0
Total capital ratio (phase-in, %)²	24.9	23.7	25.6	24.9	25.6
Leverage ratio (fully applied, %)⁴	4.9	4.6	4.1	4.9	4.1
Leverage ratio denominator (fully applied)⁴	898,251	949,548	999,124	898,251	999,124
Leverage ratio denominator (phase-in)⁴	904,518	955,027	1,006,001	904,518	1,006,001
Other
Invested assets (CHF billion)⁶	2,689	2,577	2,734	2,689	2,734
Personnel (full-time equivalents)	58,131	58,502	60,155	58,131	60,155

1 Refer to the "Measurement of performance" section of UBS's Annual Report 2014 for the definitions of the key performance indicators.    2 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).    3 Based on adjusted net new money, which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.   4 Calculated in accordance with Swiss SRB rules. From 31 December 2015 onwards, the Swiss SRB leverage ratio denominator calculation is fully aligned with the BIS Basel III rules. Prior-period figures are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable. Refer to the "Capital management" section of the fourth quarter 2015 earnings release, which is available in the section "Quarterly reporting" at www.ubs.com/investors, for more information.   5 Based on phase-in Basel III risk-weighted assets.    6 Includes invested assets for Personal & Corporate Banking.

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 31.12.15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

Income statement
Operating income	6,775	6,771	4	0
Operating expenses	6,541	6,543	(2)	0
Operating profit / (loss) before tax	234	228	6	3
of which: Wealth Management	344	342	2	1
of which: Wealth Management Americas	14	8	6	75
of which: Personal & Corporate Banking	355	356	(1)	0
of which: Asset Management	171	171	0	0
of which: Investment Bank	80	83	(3)	(4)
of which: Corporate Center	(729)	(732)	3	0
of which: Services	(345)	(349)	4	(1)
of which: Group ALM	(56)	(54)	(2)	4
of which: Non-core and Legacy Portfolio	(329)	(329)	0	0
Net profit / (loss)	950	951	(1)	0
of which: attributable to shareholders	949	950	(1)	0
of which: attributable to preferred noteholders		0	0
of which: attributable to non-controlling interests	1	1	0	0

Statement of comprehensive income
Other comprehensive income	214	214	0	0
of which: attributable to shareholders	177	177	0	0
of which: attributable to preferred noteholders		35	(35)
of which: attributable to non-controlling interests	37	2	35
Total comprehensive income	1,164	1,165	(1)	0
of which: attributable to shareholders	1,126	1,126	0	0
of which: attributable to preferred noteholders		35	(35)
of which: attributable to non-controlling interests	38	3	35

Balance sheet
Total assets	942,819	943,256	(437)	0
Total liabilities	885,511	886,013	(502)	0
Total equity	57,308	57,243	65	0
of which: attributable to shareholders	55,313	55,248	65	0
of which: attributable to preferred noteholders		1,954	(1,954)
of which: attributable to non-controlling interests	1,995	41	1,954

Capital information (fully applied)
Common equity tier 1 capital	30,044	32,042	(1,998)	(6)
Additional tier 1 capital	6,154	1,252	4,902
Tier 2 capital	11,237	10,325	912	9
Total capital	47,435	43,619	3,816	9
Risk-weighted assets	207,530	208,186	(656)	0
Common equity tier 1 capital ratio (%)	14.5	15.4	(0.9)
Total capital ratio (%)	22.9	21.0	1.9
Leverage ratio denominator	897,607	898,251	(644)	0
Leverage ratio (%)	5.3	4.9	0.4

As of or for the quarter ended 30.9.15				As of or for the quarter ended 31.12.14
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

7,170	7,189	(19)	0	6,746	6,745	1	0
6,382	6,401	(19)	0	6,342	6,333	9	0
788	788	0	0	404	412	(8)	(2)
639	636	3	0	646	646	0	0
259	252	7	3	211	211	0	0
466	466	0	0	340	340	0	0
114	114	0	0	85	85	0	0
496	485	11	2	217	217	0	0
(1,186)	(1,165)	(21)	2	(1,096)	(1,087)	(9)	1
(257)	(259)	2	(1)	(249)	(241)	(8)	3
(111)	(90)	(21)	23	(106)	(106)	0	0
(818)	(817)	(1)	0	(741)	(741)	0	0
2,083	2,085	(2)	0	919	927	(8)	(1)
2,068	2,083	(15)	(1)	858	893	(35)	(4)
	1	(1)		31	31	0	0
14	1	13		29	2	27

1,393	1,393	0	0	424	424	0	0
1,291	1,314	(23)	(2)	368	374	(6)	(2)
	79	(79)		11	50	(39)	(78)
102	0	102		45	0	45
3,475	3,478	(3)	0	1,343	1,352	(9)	(1)
3,360	3,397	(37)	(1)	1,226	1,268	(42)	(3)
	80	(80)		42	81	(39)	(48)
116	0	116		74	3	71

979,746	981,891	(2,145)	0	1,062,478	1,062,327	151	0
923,712	925,808	(2,096)	0	1,008,110	1,008,162	(52)	0
56,034	56,083	(49)	0	54,368	54,165	203	0
54,077	54,126	(49)	0	50,608	52,108	(1,500)	(3)
	1,919	(1,919)			2,013	(2,013)
1,957	38	1,919		3,760	45	3,715

30,948	33,183	(2,235)	(7)	28,941	30,805	(1,864)	(6)
5,578	0	5,578		467	0	467
11,114	10,198	916	9	11,398	10,451	947	9
47,640	43,381	4,259	10	40,806	41,257	(451)	(1)
216,314	217,472	(1,158)	(1)	216,462	217,158	(696)	0
14.3	15.3	(1.0)		13.4	14.2	(0.8)
22.0	19.9	2.1		18.9	19.0	(0.1)
946,476	949,548	(3,072)	0	997,822	999,124	(1,302)	0
5.0	4.6	0.4		4.1	4.1	0.0

Information sources

Reporting publication

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance, the strategy and performance of the business divisions and Corporate Center, risk, treasury and capital management, corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members, and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter is published for the first, second and third quarter and provides an update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834) and results materials: The quarterly financial report, published for the first, second and third quarter, and the fourth-quarter earnings release and financial supplement provide an update on our strategy and performance for the respective quarter. They are mainly available in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors  in the “Financial information” section. Printed copies, as available, can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors  provides the following information on UBS: news and earnings releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts  website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors  for more information.

38

Cautionary Statement Regarding Forward-Looking Statements | This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks, and the extent to which such changes have the intended effects; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance; and (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

39

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

UBS AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner __________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

Date:  February 2, 2016